Exhibit 2.1

EXECUTION VERSION

SILANIS AGENT INC.

solely in its capacity as Agent

AND

SILANIS TECHNOLOGY INC.

as Corporation

AND

SILANIS INTERNATIONAL LIMITED

as SIL

AND

SILANIS CANADA INC.

as SCI

AND

685102 N.B. INC.

as Purchaser

AND

VASCO Data Security International, Inc.

as Parent

ARRANGEMENT AGREEMENT

Dated as of October 6, 2015

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2

1.1	Defined Terms	2
1.2	Other Defined Terms	14
1.3	Headings, etc.	15
1.4	Currency	15
1.5	Time Reference and Calculation of Time	15
1.6	Certain Expressions, Etc.	16
1.7	Knowledge	16
1.8	Payment by Wire Transfers	16
1.9	Accounting Terms	17
1.10	Incorporation of Exhibits and Schedules	17
1.11	No Strict Construction	17

ARTICLE 2 ARRANGEMENT		17

2.1	Plan of Arrangement	17
2.2	Meetings	18
2.3	Circulars	20
2.4	Information for Filings and Circular	20
2.5	Dissenting Shares	21
2.6	Final Order	21
2.7	Court Proceedings	21
2.8	Articles of Arrangement and Effective Date	22
2.9	Binding Arrangement	22

ARTICLE 3 PURCHASE PRICE		23

3.1	Purchase Price	23
3.2	Determination of Estimated Adjustments	23
3.3	Treatment of Options	24
3.4	Payments at Closing	25
3.5	Repayment of Indebtedness	25
3.6	Determination of Net Adjustment Amount	26

ARTICLE 4 REPRESENTATIONS AND WARRANTIES OF THE SILANIS COMPANIES AND AGENT		30

4.1	Representations and Warranties as to the Silanis Companies	30
4.2	Representations and Warranties as to the Business	35
4.3	Disclaimer of the Silanis Companies	41
4.4	Representations and Warranties of Agent	42

ARTICLE 5 REPRESENTATIONS AND WARRANTIES OF PURCHASERS		43

5.1	Representations and Warranties of the Purchaser Parties	43
5.2	Disclaimer of the Purchaser Parties	44

ARTICLE 6 PRE-CLOSING COVENANTS OF THE PARTIES		44

6.1	Regarding the Plan of Arrangement	44

i

6.2	Conduct of Business Prior to Closing	45
6.3	Access	47
6.4	Confidentiality	47
6.5	Consents and Authorizations	47
6.6	Financial Statements Reporting Requirements	48
6.7	Additional Agreements	49

ARTICLE 7 ADDITIONAL COVENANTS REGARDING NON-SOLICITATION		49

7.1	Non-solicitation	49

ARTICLE 8 CONDITIONS OF THE PLAN OF ARRANGEMENT		50

8.1	Conditions to the Obligations of each Party	50
8.2	Conditions for the Benefit of the Purchaser Parties	51
8.3	Conditions for the Benefit of the Silanis Companies and Agent	52
8.4	Termination by the Purchaser Parties	53
8.5	Termination by the Silanis Companies	54
8.6	Effect of Termination	54
8.7	Satisfaction of Conditions	55

ARTICLE 9 CLOSING		55

9.1	Date and Time of Closing	55

ARTICLE 10 POST-CLOSING COVENANTS		55

10.1	Books and Records	55
10.2	Further Assurances	55
10.3	Tax Matters	55

ARTICLE 11 INDEMNIFICATION		57

11.1	Survival of Representations and Warranties	57
11.2	Indemnification in favour of the Purchaser Parties by Securityholders	57
11.3	Indemnification in favour of Securityholders by the Purchaser Parties	58
11.4	Indemnification in Favour of the Securityholders by the other Securityholders	58
11.5	Limitation on Damages	58
11.6	Limited Recourse	60
11.7	Notification	61
11.8	Direct Claims	61
11.9	Defense of Third Party Claim	62
11.10	Payments	63
11.11	Duty to Mitigate	64
11.12	Failure to Give Timely Notice	64

ARTICLE 12 MISCELLANEOUS		64

12.1	Notices	64
12.2	Time of the Essence	66
12.3	Announcements	66
12.4	Third Party Beneficiaries	66
12.5	Expenses	66
12.6	Appointment of Agent	66

12.7	Performance of Purchaser	69
12.8	Amendments	69
12.9	Waiver	69
12.10	Non-Merger	69
12.11	Entire Agreement	69
12.12	Successors and Assigns	70
12.13	Inconsistency	70
12.14	Severability	70
12.15	Governing Law	70
12.16	Counterparts	70
12.17	Language	71

EXHIBITS

Exhibit 1.1(gg)	Corporation Arrangement Resolution

Exhibit 1.1(bbbb)	Form of Calculation of Net Indebtedness

Exhibit 1.1(dddd)	Form of Calculation of Net Working Capital

Exhibit 1.1(ssss)	Form of Plan of Arrangement

Exhibit 1.1(fffff)	SIL Arrangement Resolution

ARRANGEMENT AGREEMENT

Arrangement Agreement (the “Agreement”) dated October 6, 2015 among Silanis Technology Inc., a corporation governed by the Laws of Canada (“Corporation”), Silanis International Limited, a corporation governed by the Laws of Jersey (“SIL”), Silanis Canada Inc., a corporation governed by the Laws of Canada (“SCI”), 685102 N.B. Inc., a corporation governed by the Laws of New Brunswick (“Purchaser”), VASCO Data Security International, Inc., a corporation governed by the Laws of Delaware (“Parent”) and Silanis Agent Inc., solely in its capacity as the agent of the Securityholders (“Agent”).

WHEREAS Corporation is in the business of providing comprehensive solutions to organizations of all sizes that want to convert paper-based processes to fully electronic, straight-through processing for a single LOB or across the entire enterprise (the “Business”);

WHEREAS SIL is a shareholder of Corporation;

WHEREAS SCI is a wholly-owned subsidiary of SIL;

WHEREAS Corporation, SIL and SCI will, pursuant to the Arrangement, amalgamate (the “Amalgamation”) to form one corporate entity with the name Silanis Technology Inc. (“Amalco”);

WHEREAS Parent wishes, pursuant to the Arrangement, to acquire all of the issued and outstanding shares of Amalco as of the Effective Date (the “Shares”) through Purchaser, its wholly-owned subsidiary;

WHEREAS the directors of Parent and Purchaser have approved the transactions contemplated by this Agreement and the Plan of Arrangement;

WHEREAS the board of directors of each of the Silanis Companies has (i) unanimously determined that the Arrangement is in the best interests of its shareholder(s) and/or members, as the case may be, (ii) approved the transactions contemplated by this Agreement and the Plan of Arrangement, and (iii) agreed to recommend approval of the transactions contemplated by this Agreement and under the Plan of Arrangement to its shareholder(s) and/or members; and

WHEREAS concurrently with the execution of this Agreement or thereafter, as the case may be, certain Securityholders are or may be entering into the Support Agreements.

NOW THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Defined Terms.

As used in this Agreement, the following terms have the following meanings:

(a)	“Acquisition Proposal” means offers, proposals or requests for information (whether written or oral) from any Person or group of Persons relating to (i) the direct or indirect purchase, issuance, grant, license or disposition of 20% or more of the capital stock or other securities of the Silanis Companies (other than the issuance of securities in the Ordinary Course pursuant to the Option Plan), or of 20% or more of the consolidated assets of the Silanis Companies determined by the board of directors of Corporation in its good faith judgment on a book-value or fair-market-value basis, or (ii) any plan of arrangement, merger, amalgamation, consolidation, share exchange, business combination, recapitalization, reorganization, recapitalization, liquidation, dissolution, winding up or similar transaction involving the Silanis Companies, or any of them, in each case other than with the Purchaser Parties or their Affiliates.

(b)	“Adjustment Escrow Amount” means $500,000, which Adjustment Escrow Amount will secure the indemnification obligations of the Securityholders pursuant to Section 3.6 and will be held and released by the Escrow Agent in accordance with and subject to the terms and conditions of the Escrow Agreement.

(c)	“Affiliate” has the meaning ascribed thereto in the CBCA.

(d)	“Agent’s Core Representations” means the representations and warranties contained in Section 4.4(a) (Incorporation and Corporate Power), Section 4.4(b)(i), (ii)(A) and (iii) (Validity of Agreement) and Section 4.4(e) (Execution and Binding Obligation)

(e)	“Amalco Options” means each outstanding, unexpired, unexercised option and award of the right to purchase the Amalco Shares.

(f)	“Amalco Optionholder” means, as of and from the Amalgamation, a holder of Amalco Options.

(g)	“Amalco Shares” means the common shares in the capital of Amalco as of and from the Amalgamation.

(h)	“Amalco Shareholder” means a holder of Amalco Shares.

(i)	“Annual Financial Statements” means (i) the audited financial statements of Corporation for the years ended on December 31, 2012, December 31, 2013 and December 31, 2014, together with the notes thereto, copies of which are annexed hereto as Schedule 1.1(i) of the Disclosure Letter, and (ii) the audited financial statements of SIL for the years ended on December 31, 2012, December 31, 2013 and December 31, 2014, together with the notes thereto, copies of which are annexed hereto as Schedule 1.1(i) of the Disclosure Letter.

(j)	“Ancillary Agreements” means the Support Agreements and the Escrow Agreement.

(k)	“Arrangement” means an arrangement under section 192 of the CBCA in accordance with and subject to the terms and conditions of the Plan of Arrangement, subject to any amendments or variations to the Plan of Arrangement made in accordance with the terms of this Agreement or made at the direction of the Court in the Final Order with the prior written consent of Agent, the Silanis Companies and the Purchaser Parties, each acting reasonably.

(l)	“Articles of Arrangement” means the articles of arrangement in respect of the Arrangement required by the CBCA to be sent to the Director after the Final Order is made, which shall include the Plan of Arrangement and otherwise be in a form and content satisfactory to the Parties, each acting reasonably.

(m)	“ASPE” means Canadian generally accepted accounting principles for private enterprises.

(n)	“Authorization” means, with respect to any Person, any order, permit, approval, notification, waiver, license or similar authorization of any Governmental Entity having jurisdiction over the Person.

(o)	“Boards” means the board of directors of Corporation and the board of directors of SIL.

(p)	“Books and Records” means all statements, budgets, books of account, Tax and financial records, sales and purchase records, customer and supplier lists, business reports and plans relating to the Silanis Companies, whether in writing or electronic form and in the possession of the Silanis Companies.

(q)	“Business Day” means any day other than a Saturday, Sunday or other day on which the principal commercial banks in Montreal, Quebec and Jersey are not open for business during normal business hours.

(r)	“Cash” means with respect to the Silanis Companies, all cash and cash equivalents and short term investments determined in accordance with ASPE, plus, without duplication, deposits in transit to the extent there has been a reduction of accounts receivable used in determining Net Working Capital on account thereof, minus, without duplication, outstanding cheques to the extent there has been a decrease in accounts payable used in determining Net Working Capital on account thereof.

(s)	“CBCA” means the Business Corporations Act (Canada).

(t)	“Certificate of Arrangement” means the certificate of arrangement to be issued by the Director pursuant to subsection 192(7) of the CBCA in respect of the Articles of Arrangement.

(u)	“Claim” means any claim, demand, complaint, grievance, action, cause or right of action, or any proceeding, arbitration, mediation or other dispute resolution procedure, or any orders, writs, injunctions or decrees of any Governmental Entity.

(v)	“Class A Common Shares” means the class A common shares in the capital of Corporation as of the date of this Agreement.

(w)	“Class A Preferred Shares” means the class A preferred shares in the capital of Corporation as of the date of this Agreement.

(x)	“Class B Exchangeable Shares” means the class B exchangebale shares in the capital of Corporation as of the date of this Agreement.

(y)	“Class C Exchangeable Shares” means the Class C exchangeable shares in the capital of Corporation as of the date of this Agreement.

(z)	“Class D Common Shares” means the class D common shares in the capital of Corporation as of the date of this Agreement.

(aa)	“Closing” means the consummation of the Arrangement on the Effective Date.

(bb)	“Closing Blackout Period” means the period starting on December 1, 2015 through and including December 31, 2015.

(cc)	“Closing Certificates” means the Silanis Companies’ Closing Certificate and the Purchaser Parties’ Closing Certificate.

(dd)	“Contracts” means all contracts, agreements, leases, commitments, arrangements, understandings, undertakings, understandings and orders made by or in favour of Corporation, and includes the Material Contracts.

(ee)	“Core Representations” means the Silanis Companies’ Core Representations and Purchaser Parties’ Core Representations.

(ff)	“Corporate Records” means the corporate records of the Silanis Companies, including (i) all Governing Documents, (ii) all minutes of meetings and resolutions of shareholders and directors (and any committees), and (iii) the share certificate books, securities register, register of transfer and register of directors.

(gg)	“Corporation Arrangement Resolution” means the special resolution of the Corporation Securityholders approving the Plan of Arrangement, to be considered at the Meeting, substantially in the form and content of Exhibit 1.1(gg).

(hh)	“Corporation Circular” means the notice of the Corporation Meeting and accompanying information circular, including all schedules and exhibits thereto, to be sent by Corporation to the Corporation Securityholders in connection with the Corporation Meeting.

(ii)	“Corporation Meeting” means the special meeting of the Corporation Securityholders called pursuant to the Interim Order, including any adjournment or postponement thereof, to consider and, if deemed advisable, approve the Corporation Arrangement Resolution.

(jj)	“Corporation Options” means each outstanding, unexpired, unexercised option and award of the right to purchase the Class C Exchangeable Shares pursuant to the Option Plan.

(kk)	“Corporation Optionholder” means a holder of the Corporation Options whose name is listed in Schedule 1.1(kk) of the Disclosure Letter.

(ll)	“Corporation Securityholders” means the Corporation Shareholders and the Corporation Optionholders, collectively.

(mm)	“Corporation Shares” means the Class A Common Shares, the Class A Preferred Shares, the Class B Exchangeable Shares, the Class C Exchangeable Shares and the Class D Common Shares.

(nn)	“Corporation Shareholder” means a holder of the Corporation Shares whose name appears in the register of holders of the Corporation Shares maintained by or on behalf of Corporation.

(oo)	“Court” means the Quebec Superior Court (Commercial Division) or other court as applicable.

(pp)	“Current Assets” means, without duplication, the sum of the current assets of the Silanis Companies, on a combined basis, including accounts receivable, prepaid expenses, and Tax credit receivables, but excluding Cash and deferred Tax assets.

(qq)	“Current Liabilities” means, without duplication, the sum of the current liabilities of the Silanis Companies, on a combined basis, including accounts payable, accrued liabilities, outstanding cheques and deferred revenues, but excluding Indebtedness, income Tax payables and deferred Tax liabilities.

(rr)	“Damages” means a loss, liability, Claim, damage, penalty, fine, cost or expense (whether or not involving a third-party claim), including Taxes, reasonable professional fees and all costs incurred investigating or pursuing any of the foregoing.

(ss)	“Depositary and Paying Agreement” means the depositary and paying agreement to be entered into prior to the Effective Date by Agent, Purchaser and the Paying Agent.

(tt)	“Director” means the Director appointed pursuant to section 260 of the CBCA.

(uu)	“Direct Claim” means any cause, matter, thing, act, omission or state of facts not involving a Third Party Claim which entitles an Indemnified Party to make a claim for indemnification under this Agreement.

(vv)	“Disclosure Letter” means the letter of disclosure dated the date hereof and signed by the Silanis Companies and delivered to the Purchaser Parties.

(ww)	“Dissent Rights” means the right to dissent in connection with the Plan of Arrangement granted to the registered Corporation Shareholders and the registered SIL Shareholders.

(xx)	“Dissenting Shares” means a Share for which a Corporation Shareholder or a SIL Shareholder, as applicable, has exercised a Dissent Right in accordance with the requirements of the Interim Order.

(yy)	“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

(zz)	“Effective Time” means 12:01 a.m. (Eastern Time) on the Effective Date or such other time as the Parties may agree to in writing.

(aaa)	“Employee Plans” means all the employee benefit, fringe benefit, supplemental unemployment benefit, bonus, incentive, profit sharing, termination, change of control, pension, retirement, savings, phantom stock, stock option, stock purchase, stock appreciation, health, welfare, medical, dental, disability, life insurance and similar plans, programmes, arrangements or practices relating to the current or former directors, officers or employees of Corporation maintained, sponsored or funded by Corporation, whether written or oral, funded or unfunded, insured or self-insured, registered or unregistered under which Corporation may have any liability, contingent or otherwise, other than benefit plans established pursuant to statute.

(bbb)	“Environmental Laws” means all applicable Laws and agreements with Governmental Entities and all other statutory requirements relating to, or imposing liabilities on, public health or the protection of the environment and all Authorizations issued pursuant to such Laws, agreements or statutory requirements, including legislation governing the labelling, use, transportation, manufacture, processing, generation, distribution, treatment, storage, discharge, release or threatened release, disposal, clean-up or handling of Hazardous Substances or noises and odours.

(ccc)	“Escrow Agent” means such Person as may be appointed by the Parties pursuant to the terms of the Escrow Agreement.

(ddd)	“Escrow Agreement” means the escrow agreement among the Parties and the Escrow Agent, in such form as the Parties and the Escrow Agent may mutually agree, each acting reasonably.

(eee)	“Escrow Amounts” means the Indemnity Escrow Amount and the Adjustment Escrow Amount.

(fff)

“Expense Reserve Holdback” means any amount (including the Initial Expense Reserve Holdback) which Agent, in its sole discretion acting reasonably and in good faith (subject to the obligations of the Agent under Sections 3.6(e)(iii)(C) and 3.6(e)(iv)(C)), decides to retain from any amount paid by Purchaser, including for and on behalf of Amalco, to, or to the benefit of, the Securityholders, to be used by Agent to make, for and on behalf of the Securityholders, any payment which the Securityholders may have an obligation to make under this Agreement and for the payment of any fees, costs, expenses, commissions, Taxes and disbursements (including the fees and expenses of counsel, experts and other agents and consultants) incurred by Agent in exercising its duties and performing its functions set out in Section 12.6.

(ggg)	“Final Order” means the final order of the Court pursuant to section 192(4) of the CBCA approving the Plan of Arrangement, in a form acceptable to the Parties, each acting reasonably, as such order may be amended by the Court at any time prior to the Effective Time, or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended on appeal.

(hhh)	“Financial Statements” means the Interim Financial Statements and the Annual Financial Statements.

(iii)	“Governing Documents” means, with respect to any Person, (i) if a company or corporation, the certificate of incorporation, notice of articles, articles and bylaws, or memorandum and articles of association, as applicable and all related agreements in relation thereto; (ii) if a partnership, the partnership agreement and any declaration or statement of partnership required to be filed with any Governmental Entity in order to form the partnership or, in the case of a limited partnership, maintain the limited liability of any partners; (iii) if a limited liability company, the articles of organization and operating agreement; (iv) if another type of Person, any other charter or similar document adopted or filed with any Governmental Entity in connection with the creation, formation or organization of the Person; (v) all shareholders’ or equityholders’ agreements, voting agreements, voting trust agreements, joint venture agreements, registration rights agreements or other agreements or documents relating to the organization, management or operation of such Person or relating to the rights, duties and obligations of the shareholders or equityholders of such Person; and (vi) any amendment or supplement to any of the foregoing

(jjj)	“Governmental Entity” means any (i) federal, state, provincial, municipal, local or other governmental (including foreign) or public department, central bank, court, commission, commissioner, board, bureau, agency, tribunal, corporation or instrumentality, (ii) any quasi-governmental, rule or regulation-making entity or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the above, or (iii) any applicable stock exchange.

(kkk)	“IFRS” means the International Financial Reporting Standards issued by the International Accounting Standards Board.

(lll)

“Indebtedness” means, collectively (and without duplication) with respect to the Silanis Companies on a combined basis: (i) all indebtedness for borrowed money, including any related prepayment fees or expenses (including overdraft facilities) (whether short term or long term) or any loans from shareholders, (ii) all obligations for the deferred purchase price of property, (iii) all obligations evidenced by notes, bonds, debentures or other similar instruments, (iv) any indebtedness arising under capitalized leases, conditional sales contracts and other similar title retention instruments listed as such on the Financial Statements, (v) any obligation in respect of letters of credit and bankers’ acceptances, (vi) all liabilities for income Taxes attributable to any taxation period ending on or prior to the Effective Date, (vii) all liabilities less all assets arising under any interest rate swap or other interest rate protection agreement or other similar interest rate agreement, (viii) all loans due to any related person (within the meaning of the Tax Act), including any shareholder, (ix) any declared dividend not paid by the Silanis Companies as at the date hereof, (x) any incentive payments, termination payments or change in control payments to any employee, independent contractors, officer or director which become payable as a result of the consummation of the transactions contemplated by this Agreement, including any accelerated payments or change of control payments pursuant to any share appreciation rights, as well as any employer contributions in connection therewith, (xi) all accrued interest, fees, prepayment, penalties or other similar obligations with respect to any of the foregoing, (xii) any fees or expenses (including legal, accounting and other professional fees and expenses) incurred by the Silanis Companies in connection with the transactions contemplated hereby, and (xiii) all indebtedness of others referred to in paragraphs (i) through (xi) above guaranteed by the Silanis Companies; provided, however, that the indebtedness evidenced by the Net Settlement Notes, the Optionholders’ Withholding Amount and any item that is accounted for in the determination of Net Working Capital for purposes of this Agreement will be excluded from the calculation of Indebtedness for purposes of this Agreement.

(mmm)	“Indemnified Party” means a Person with indemnification rights or benefits under this Agreement.

(nnn)	“Indemnifying Party” means a Party which may have an obligation or liability for indemnification under this Agreement.

(ooo)	“Indemnity Escrow Amount” means $8,500,000, which Indemnity Escrow Amount will secure the indemnification obligations of the Securityholders pursuant to Section 11.2 and will be held and released by the Escrow Agent in accordance with and subject to the terms and conditions of the Escrow Agreement.

(ppp)	“Initial Expense Reserve Holdback” means such amount to be determined by Agent, in its sole discretion acting reasonably and in good faith (subject to the obligations of the Agent under Sections 3.6(e)(iii)(C) and 3.6(e)(iv)(C)), and communicated to the Purchaser Parties at least two Business Days prior to the Effective Date.

(qqq)

“Intellectual Property” means, without limitation, all trade marks, trade names, business names, brand names, service marks, logos or other indicia of origin, domain names, computer software and computer programs (other than standard off-the-shelf software), source codes, object codes, copyrights, designs, inventions, patents, formulae, recipes, product specifications, Internet Web Sites, processes, trade secrets, know-how, proprietary information, technology and all other intellectual property of Corporation currently used by or currently being developed for use in the Business, whether domestic or foreign, registered or unregistered, as well as any applications, continuations, continuations in part, re-examinations, reissues, divisional applications or analogous rights therefor.

(rrr)	“Interim Financial Statements” means the unaudited financial statements of the Corporation for the six month period ending on June 30, 2015, together with the notes thereto, copies of which are annexed hereto as Schedule 1.1(rrr) of the Disclosure Letter and the SIL Interim Financial Statements.

(sss)	“Interim Order” means the interim order of the Court providing for, among other things, the calling and holding of the Meetings, as amended by the Court.

(ttt)	“Internet Web Sites” means all of Corporation’s web sites used in the conduct of the Business that are accessible by the public over the internet.

(uuu)	“Investment Canada Act” means the Investment Canada Act (Canada) R.S., 1985, c. 28 (1st Supp.), as amended.

(vvv)	“Key Employees” means the key employees of Corporation listed in Schedule 1.1(vvv) of the Disclosure Letter to be agreed to by the Purchased Parties and the Silanis Companies prior to Closing.

(www)	“Laws” means all current constitutions, treaties, laws, statutes, codes, ordinances, orders, decrees, orders-in-council, rules, regulations, judgments, guidelines (to the extent that they have the force of law) and by-laws or any provisions of the foregoing, including general principles of common and civil law and equity.

(xxx)	“Lien” means any mortgage, charge, pledge, hypothec, security interest, assignment, lien (statutory or otherwise), deemed or statutory trust, title retention agreement or arrangement, restrictive covenant, option, right of first refusal, adverse claim, easement, restriction on the use of Real Property, or other encumbrance of any nature or any other arrangement or condition which, in substance, secures payment or performance of an obligation.

(yyy)

“Material Adverse Effect” means a fact, occurrence, circumstance or condition that has or is reasonably likely to have, when considered either individually or in the aggregate with any such other facts, occurrences, circumstances or conditions, a material adverse effect on the business, operations, assets, liabilities or financial condition of the Silanis Companies; except to the extent that the material adverse effect results from or is caused by (i) worldwide, national or local conditions or circumstances, whether they are economic, political, regulatory (including any change in Law or ASPE or IFRS) or otherwise, including war, armed hostilities, acts of terrorism, emergencies, crises and natural disasters, (ii) changes in the markets or industry in which the Silanis Companies operate, and (iii) the announcement of this Agreement and the transactions contemplated hereby, including the loss of any material customer, vendor or distributor following the announcement of this

Agreement and the transactions contemplated hereby, and (iv) any act or omission of the Silanis Companies prior to the Effective Date taken with the prior consent or at the request of the Purchaser Parties; provided, however, that any fact, occurrence, circumstance or condition set forth in clauses (i) or (ii) above may be taken into account in determining whether there is or has been a Material Adverse Effect to the extent (but only to the extent) that such fact, occurrence, circumstance or condition has had or is reasonably likely to have, when considered either individually or in the aggregate, a disproportionately adverse effect on the Silanis Companies, compared to other similarly situated companies in the industries in which the Silanis Companies operate.

(zzz)	“Meetings” means the Corporation Meeting and the SIL Meeting.

(aaaa)	“Net Adjustment Amount” means the net amount based on the calculations set forth in Sections 3.6(e)(i) and 3.6(e)(ii).

(bbbb)	“Net Indebtedness” means an amount equal to the amount of Indebtedness minus the amount of Cash, in each case as of the Effective Time. For illustration purposes only, Exhibit 1.1(bbbb) sets out the net indebtedness calculation for the Silanis Companies as at June 30, 2015 based on the Interim Financial Statements of the Corporation.

(cccc)	“Net Settlement Notes” means the promissory notes to be issued by Amalco to the Optionholders in consideration for the transfer of the Options from the Optionholders to Amalco pursuant to Section 3.3, the principal amount of which shall, for each Optionholder, be equal to the “in-the-money” value of his/her Options as determined at Closing, less such Optionholder’s share of the Optionholders’ Withholding Amount, subject to adjustment pursuant to Section 3.3(c) and Section 3.3(d).

(dddd)	“Net Working Capital” means, with respect to the Silanis Companies, an aggregate amount equal to the Current Assets minus the Current Liabilities, in each case as of the Effective Time. The elements of the Net Working Capital will be determined in accordance with ASPE on a basis consistent with the preparation of the Annual Financial Statements. For illustration purposes only, Exhibit 1.1(dddd) sets out the net working capital calculation for the Silanis Companies as at June 30, 2015 based on the Interim Financial Statements.

(eeee)	“Option Plan” means the stock option plan of Corporation.

(ffff)	“Options” means (i) as at the date of this Agreement, the Corporation Options, and (ii) as of and from the Amalgamation, the Amalco Options.

(gggg)	“Optionholders” means (i) as at the date of this Agreement, the Corporation Optionholders, and (ii) as of and from the Amalgamation, the Amalco Optionholders.

(hhhh)	“Optionholders’ Additional Withholding Amount” means the amount set forth in the Final Statement required to be withheld on account of Taxes by Amalco in respect of the Optionholders’ Proportionate Adjustment Amount (to the extent positive).

(iiii)	“Optionholders’ Proportionate Adjustment Amount” means the positive or negative net amount set forth in the Final Statement to which the Optionholders would have been entitled or that they would have owed in respect of the Net Adjustment Amount based on the calculations set forth in Section 3.6(e)(i) and Section 3.6(e)(ii) (disregarding, for these purposes, any reference to amount owed by or to the Optionholders) had they exercised their Options immediately prior to Closing for a number of Class C Exchangeable Shares reflecting the “in-the-money” value of the Options, net of the Optionholders’ Additional Withholding Amount (if any).

(jjjj)	“Optionholders’ Withholding Amount” means the amount set forth in the Estimated Statement required to be withheld on account of Taxes by Amalco in respect of the transfer of the Options by the Optionholders to Amalco as described in Section 3.3.

(kkkk)	“Ordinary Course” means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person.

(llll)	“Outside Date” means January 31, 2016 or such other date as the Parties may agree to in writing.

(mmmm)	“Parties” means the Silanis Companies, Agent and the Purchaser Parties.

(nnnn)	“Paying Agent” means such paying agent to be appointed by the Parties under the Depositary and Paying Agreement.

(oooo)	“Payoff Creditors” means the creditors of Indebtedness in Schedule 1.1(oooo) of the Disclosure Letter.

(pppp)	“Payoff Letter” means, with respect to any Payoff Creditor, a letter or other instrument addressed by such Payoff Creditor to the relevant Silanis Company, setting out the Indebtedness as of the Effective Time owed to such Payoff Creditor and containing an irrevocable undertaking from such Payoff Creditor to terminate all financial instruments relating to such Debt and to take all required actions in order to discharge at Closing all Liens on the assets of the relevant Silanis Company, that exist for its benefit, subject only to receipt of payment of such Indebtedness.

(qqqq)	“Permitted Lien” has the meaning ascribed in Schedule 1.1(qqqq) of the Disclosure Letter.

(rrrr)	“Person” means a natural person, partnership, corporation, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning.

(ssss)	“Plan of Arrangement” means the plan of arrangement substantially in the form and content of Exhibit 1.1(ssss) and any amendments, supplements or variations thereto made in accordance with the Plan of Arrangement or made at the direction of the Court in the Final Order with the prior written consent of Agent, the Silanis Companies and the Purchaser Parties, each acting reasonably.

(tttt)	“Pre-Closing Period” means the period between the close of business on the date of this Agreement and the earlier of (i) the Effective Time, and (ii) the date of earlier termination of this Agreement in accordance with Article 8.

(uuuu)	“Public Software” means any software, algorithm, or code that is licensed under terms that require: (i) the making available of source code thereof or any derivative work thereof; or (ii) the granting of permission for creating modifications to or derivative works thereof to all other Persons receiving such software, algorithm, or code; or (iii) the inclusion of warranty, liability, or other disclaimers in any license of such software, algorithm, or code; examples, without limitation, of such license are the GNU General Public License (GPL), the Lesser/Library GPL (LGPL), the Common Development and Distribution License (CDDL), the Apache License, the Affero GPL (AGPL), the Microsoft Limited Public License, and OSI (Open Source Initiative) licenses.

(vvvv)	“Purchaser Parties’ Core Representations” means the representations and warranties of each of Parent and Purchaser in Sections 5.1(a) (Formation and Qualification), 5.1(b) (Validity of Agreement), and 5.1(c) (Execution and Binding Obligation).

(wwww)	“Purchaser Parties” means Purchaser and Parent.

(xxxx)	“Real Property” means all lands and all buildings, systems, improvements and fixtures situated on or forming a part of such lands, and all easements, rights of way, privileges and appurtenances belonging to and enuring to the benefit thereof.

(yyyy)	“Sales and Use Taxes” means any and all U.S. state or local income, gross receipts, franchise, sales or use Taxes.

(zzzz)	“SCI Shares” means the class A shares in the capital of SCI.

(aaaaa)	“Securityholder” means (i) as at the date of this Agreement, the Corporation Securityholders, the SIL Shareholders and SIL (in its capacity as the sole shareholder of SCI), and (ii) as of and from the Amalgamation, the Amalco Shareholders and the Amalco Optionholders.

(bbbbb)	“Shares” means (i) as at the date of this Agreement, the Corporation Shares, the SCI Shares and the SIL Shares, and (ii) as at the Effective Date, the Amalco Shares.

(ccccc)	“Shareholders” means (i) as at the date of this Agreement, the Corporation Shareholders, the SIL Shareholders and SIL (in its capacity as the sole shareholder of SCI), and (ii) as of and from the Amalgamation, the Amalco Shareholders.

(ddddd)	“Silanis Companies” means (i) as of the date of this Agreement, Corporation, SIL and SCI, and (ii) as of and from the Amalgamation, Amalco.

(eeeee)	“Silanis Companies’ Core Representations” means the representations and warranties of the Silanis Companies in Sections 4.1(a) (Incorporation and Corporate Power), 4.1(b) (Validity of Agreement), 4.1(e) (Required Authorization), 4.1(c) (Execution and Binding Obligation), 4.1(f) (Title to Shares), 4.1(g) (Authorized and Issued Capital), 4.1(h) (Subsidiaries and Other Interests), 4.1(i) (No Other Agreement to Purchase) and 4.1(o) (No Brokers).

(fffff)	“SIL Arrangement Resolution” means the special resolution of the SIL Shareholders approving the Plan of Arrangement, to be considered at the SIL Meeting, substantially in the form and content of Exhibit 1.1(fffff).

(ggggg)	“SIL Circular” means the notice of the SIL Meeting and accompanying information circular, including all schedules and exhibits thereto, to be sent by SIL to the SIL Shareholders in connection with the SIL Meeting.

(hhhhh)	“SIL Interim Financial Statements” means the unaudited financial statements of SIL for the six month period ended on June 30, 2015, together with the notice thereto, copies of which will be provided to the Purchaser as soon as possible after the date hereof.

(iiiii)	“SIL Shareholder” means a holder of SIL Shares.

(jjjjj)	“SIL Shares” means the ordinary shares in the capital of SIL.

(kkkkk)	“SIL Meeting” means the special meeting of the SIL Shareholders called pursuant to the Interim Order, including any adjournment or postponement thereof, to consider and, if deemed advisable, approve the SIL Arrangement Resolution.

(lllll)	“Support Agreements” means, collectively, the support and voting agreements entered into concurrently with this Agreement, or as may be entered into from time to time thereafter, by Corporation, SIL, the Purchaser Parties and certain Corporation Securityholders and SIL Shareholders.

(mmmmm)	“Target Net Working Capital Amount” means $0.

(nnnnn)

“Tax” or, collectively, “Taxes” includes, without limitation, any and all federal, state, provincial, municipal, local and foreign taxes, assessments, reassessments and other governmental charges, duties, premiums, impositions and liabilities, together with all interest, penalties, fines and additions imposed with respect to such amounts, including, without limitation, those based upon, measured by, or referred to as gross receipts, income, earnings, profits, sales, capital, corporate, business, licence, use and occupation, goods and services, harmonized sales, and value added, ad valorem, transfer, land transfer, franchise, withholding, customs duties, payroll, employment, wage, employer health, social services, severance, occupation, utility, premium, windfall, education, stamp, excise and real or personal property taxes, all surtaxes, all customs duties and import and export taxes, all licence, franchise and registration fees and all unemployment insurance, health insurance and Canada, Quebec and other government pension plan premiums, workers’ compensation levies and retirement contributions.

(ooooo)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time.

(ppppp)	“Tax Return” or, collectively “Tax Returns” means all returns, declarations, reports, statements, schedules, notices, elections, forms or other documents or information filed or required to be filed in respect of the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of any legal requirement relating to any Tax.

(qqqqq)	“VDAs” means voluntary disclosure (or similar) agreements.

1.2	Other Defined Terms.

In addition to the defined terms in Section 1.1, each of the following capitalized terms shall have the meaning ascribed thereto in the corresponding Sections:

Term	Section
8-K Financial Statements Requirements	6.6
Agent	Preamble
Agreement	Preamble
Amalco	Recitals
Amalgamation	Recitals
Business	Recitals
Change in Recommendation	8.4(d)
Confidentiality Agreement	6.4
Confidential Information	6.4(b)
Corporation	Preamble
Defending Party	11.9
Draft Statement	3.6(a)
Estimated Net Indebtedness Amount	3.2(a)
Estimated Net Working Capital Amount	3.2(a)
Estimated Statement	3.2(a)
Final Net Indebtedness	3.6(d)
Final Net Working Capital Amount	3.6(d)
Final Statement	3.6(d)
Gross Purchase Price	3.1(a)
Indemnity Exceptions	11.5(h)
Individual Representations	11.5(e)
Joint Representations	11.5(e)

Term	Section
Lease Documents	4.2(e)(ii)
Leased Properties	4.2(e)(ii)
Material Contracts	4.2(f)(i)
Material Customer	4.2(l)
Material Supplier	4.2(l)
Notice	12.1
Option Consideration	3.3(b)
Parent	Preamble
Post-Closing Adjustment Date	3.6(d)
Purchase Price	3.1
Purchaser Indemnified Party	11.2
Purchaser	Preamble
Purchaser Parties’ Closing Certificate	8.3(a)
Required Consents	6.5(a)
Securityholder Indemnified Party	11.3
Shares	Recitals
SCI	Preamble
SIL	Preamble
Silanis Companies’ Closing Certificate	8.2(a)
Tax Assessment Period	11.1(b)
Third Party Auditors	3.6(c)
Third Party Claim	11.9

1.3	Headings, etc.

The provision of a table of contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenient reference only and are not to affect its interpretation.

1.4	Currency.

All references in this Agreement to dollars, unless otherwise specifically indicated, are expressed in US currency.

1.5	Time Reference and Calculation of Time.

All references in this Agreement to times of the day are to local time in the relevant jurisdiction, unless otherwise indicated. Unless otherwise specified, time periods within or following which any payment is to be made or act is to be done shall be calculated by excluding the day on which the period commences and including the day on which the period ends. Where the last day of any such time period is not a Business Day, such time period shall be extended to the next Business Day following the day on which it would otherwise end.

1.6	Certain Expressions, Etc.

In this Agreement, (i) the words “includes”, “including” and similar expressions mean “include (or including) without limitation”, (ii) the phrases the “aggregate of”, the “total of”, the “sum of” and similar expressions mean the “aggregate (or total or sum), without duplication, of”, (iii) the phrase “made available”, when used in reference to a document, means that the document was (A) delivered or provided to the Purchaser Parties, or (B) made available for viewing in the “Project Thunderball” electronic data room hosted by Merrill, as that site existed as of 6:00 p.m. (Eastern Daylight Time) on the date that is two Business Days prior to the date of this Agreement, (iv) pronouns in one gender include the other gender, unless the context clearly indicates otherwise, (v) definitions in the singular include the plural, and vice versa, (vi) the words “hereof”, “herein”, “hereunder”, “hereto” and similar expressions refer to this Agreement as a whole and the words “Article”, “Section”, “Exhibit” or “Schedule” refer to an Article of, Section of, Exhibit to or Schedule to, this Agreement, unless specified otherwise, and (vii) any reference to a statute shall mean the statute in force as at the date of this Agreement (together with all regulations promulgated thereunder), as the same may be amended, re-enacted, consolidated or replaced from time to time, and any successor statute thereto, unless otherwise expressly provided.

1.7	Knowledge.

Except in respect of the representations and warranties in Section 4.1(p) (Single Purpose Entities), Section 4.2(d)(ii) and 4.2(d)(iii) (Compliance with Laws), Section 4.2(g) (No Breach of Material Contracts), Section 4.2(j) (Intellectual Property), Section 4.2(k) (Software and Technology) and Section 4.2(o) (Litigation), where any representation or warranty contained in this Agreement is qualified by reference to the knowledge of the Silanis Companies, it shall be deemed to refer to the actual knowledge (after reasonable inquiry), of Matthew Lane, Tommy Petrogiannis, Ilene Vogt, Michael Laurie and Michael Bylakik, without personal liability on the part of any of them.

Where the representations and warranties contained in Section 4.1(p) (Single Purpose Entities), Section 4.2(d)(ii) and 4.2(d)(iii) (Compliance with Laws), Section 4.2(g) (No Breach of Material Contracts), Section 4.2(j) (Intellectual Property), Section 4.2(k) (Software and Technology) and Section 4.2(o) (Litigation) are qualified by reference to the knowledge of the Silanis Companies, it shall be deemed to refer to (a) the actual knowledge (after reasonable inquiry), of Matthew Lane, Tommy Petrogiannis, Ilene Vogt, Michael Laurie and Michael Bylakik, without personal liability on the part of any of them, and (b) the knowledge that such individuals reasonably ought to have given their respective positions and responsibilities to the Silanis Companies.

1.8	Payment by Wire Transfers.

Any cash to be delivered by one Person to another pursuant to this Agreement must be paid by wire transfer of immediately available funds to an account designated in writing by the Person entitled to receive the payment.

1.9	Accounting Terms.

All accounting terms not specifically defined in this Agreement shall be interpreted in accordance with ASPE, unless otherwise provided.

1.10	Incorporation of Exhibits and Schedules.

The exhibits attached to this Agreement and the Disclosure Letter form an integral part of this Agreement for all purposes of it. The Disclosure Letter itself and all information contained in it is confidential information and may not be disclosed unless (i) it is required to be disclosed pursuant to applicable Law unless such Law permits the Parties to refrain from disclosing the information for confidentiality or other purposes or (ii) a Party needs to disclose it in order to enforce or exercise its rights under this Agreement or any Ancillary Agreement.

1.11	No Strict Construction.

The Parties have participated jointly in the negotiation and drafting of this Agreement. In the event any ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties, and no presumption or burden of proof shall arise favouring or disfavouring either Party by virtue of the authorship of any provision of this Agreement.

ARTICLE 2

ARRANGEMENT

2.1	Plan of Arrangement.

(a)	Subject to Section 2.8, the Parties agree to implement the Plan of Arrangement in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement and to use commercially reasonable efforts to cause the Closing to occur on or about November 24, 2015 or as soon thereafter as reasonably practicable, and in any event by the Outside Date.

(b)	Corporation and SIL agree that as soon as reasonably practicable after the date of this Agreement, but in any event in sufficient time to permit the Meetings to be conducted in accordance with Section 2.2, they will, pursuant to section 192 of the CBCA, and in cooperation with the Purchaser Parties, prepare, file and diligently pursue an application for the Interim Order, which will provide, unless the Parties otherwise agree, acting reasonably, among other things:

(i)	for the calling and holding of the Meetings, including confirming the record date for determining the classes of Persons to whom notice is to be provided in respect of the Plan of Arrangement and the Meetings and for the manner in which such notice is to be provided;

(ii)	that the requisite approval for the Corporation Arrangement Resolution will be 66 2/3% of the votes cast on the Corporation Arrangement Resolution by the Corporation Securityholders present in person or represented by proxy at the Corporation Meeting, voting together as a single class;

(iii)	that the requisite approval for the SIL Arrangement Resolution will be 66 2/3% of the votes cast on the SIL Arrangement Resolution by the SIL Shareholders present in person or represented by proxy at the SIL Meeting, voting together as a single class;

(iv)	that, in all other respects, the terms, restrictions and conditions of Corporation’s and SIL’s Governing Documents, including quorum requirements, shall apply in respect of the Meetings;

(v)	for the grant of the Dissent Rights in the manner contemplated in the Plan of Arrangement;

(vi)	for the notice requirements with respect to the presentation of the application to the Court for a Final Order;

(vii)	that the Meetings may be adjourned or postponed from time to time by Corporation or SIL, as applicable, with the consent of the Purchaser Parties, without the need for further approval from the Court; and

(viii)	that, except as required by Law, the record date for the Corporation Shareholders and the SIL Shareholders entitled to receive notice of and to vote at the meetings will not change in respect of or as a consequence of any adjournment(s) or postponement(s) of meetings.

2.2	Meetings.

(a)	Corporation shall:

(i)	set the record date for the Corporation Shareholders entitled to vote at the Meeting in consultation with the Purchaser Parties;

(ii)	convene and hold the Corporation Meeting in accordance with the Interim Order, the Corporation’s Governing Documents and applicable Law for the purpose of considering the Corporation Arrangement Resolution and use commercially reasonable efforts to cause the Meeting to be held as soon as reasonably practicable but in any event not later than November 18, 2015;

(iii)	unless this Agreement has been validly terminated in accordance with Article 8, not adjourn, postpone or cancel the Corporation Meeting, change the record date or fail to put the Corporation Arrangement Resolution before the Corporation Securityholders for their consideration without the Purchaser Parties’ prior written consent, other than as may be required under the Interim Order, applicable Law or (subject to and without limiting the obligations of Corporation and the Corporation Shareholders hereunder) the Corporation’s Governing Documents;

(iv)	use its commercially reasonable efforts to solicit proxies in favour of the approval of the Corporation Arrangement Resolution, including, if so requested by the Purchaser Parties and agreed to by Corporation, both acting reasonably, using dealer and proxy solicitation services and cooperating with any persons engaged by the Purchaser Parties to solicit proxies in favour of the approval of the Corporation Arrangement Resolution;

(v)	give notice to the Purchaser Parties of the Corporation Meeting and allow Purchaser and the Parent’s representatives and legal counsel to attend the Corporation Meeting; and

(vi)	advise the Purchaser Parties as the Purchaser Parties may reasonably request, and at least on a daily basis on the last ten Business Days prior to the date of the Corporation Meeting, as to the aggregate tally of the proxies received by the Corporation in respect of the Corporation Arrangement Resolution and any further information respecting such proxies as the Purchaser Parties may reasonably request.

(b)	SIL shall:

(i)	set the record date for the SIL Shareholders entitled to vote at the SIL Meeting in consultation with the Purchaser Parties ;

(ii)	convene and hold the SIL Meeting in accordance with the Interim Order, SIL’s Governing Documents and applicable Law for the purpose of considering the SIL Arrangement Resolution and use commercially reasonable efforts to cause the SIL Meeting to be held as soon as reasonably practicable but in any event not later than November 18, 2015;

(iii)	unless this Agreement has been validly terminated in accordance with Article 8, not adjourn, postpone or cancel the SIL Meeting, change the record date or fail to put the SIL Arrangement Resolution before the SIL Shareholders for their consideration without the Purchaser Parties’ prior written consent, other than as may be required under the Interim Order, applicable Law or (subject to and without limiting the obligations of SIL and the SIL Shareholders hereunder) SIL’s Governing Documents;

(iv)	use its commercially reasonable efforts to solicit proxies in favour of the approval of the SIL Arrangement Resolution, including, if so requested by the Purchaser Parties and agreed to by Corporation, both acting reasonably, using dealer and proxy solicitation services and cooperating with any persons engaged by the Purchaser Parties to solicit proxies in favour of the approval of the SIL Arrangement Resolution;

(v)	give notice to the Purchaser Parties of the SIL Meeting and allow Purchaser and the Parent’s representatives and legal counsel to attend the SIL Meeting; and

(vi)	advise the Purchaser Parties as the Purchaser Parties may reasonably request, and at least on a daily basis on the last ten Business Days prior to the date of the SIL Meeting, as to the aggregate tally of the proxies received by the SIL in respect of the SIL Arrangement Resolution and any further information respecting such proxies as the Purchaser Parties may reasonably request.

2.3	Circulars.

(a)	As promptly as practicable after the date of this Agreement, but in any event no later than within two Business Days thereafter, Corporation shall prepare the Corporation Circular, together with any other documents required by applicable Law in connection with the Corporation Meeting and the Plan of Arrangement, and Corporation shall, promptly after the receipt of the Interim Order, use commercially reasonable efforts to cause the Corporation Circular and all other documentation required in connection with the Corporation Meeting to be sent to each of the Corporation Securityholders, the auditors of Corporation and any other Person as required by the Interim Order, in each case so as to permit the Corporation Meeting to be held by the date specified in Section 2.2.

(b)	As promptly as practicable after the date of this Agreement, but in any event no later than within two Business Days thereafter, SIL shall prepare the SIL Circular, together with any other documents required by applicable Law in connection with the SIL Meeting and the Plan of Arrangement, and SIL shall, promptly after the receipt of the Interim Order, use commercially reasonable efforts to cause the SIL Circular and all other documentation required in connection with the SIL Meeting to be sent to each of the SIL Shareholders, the auditors of SIL and any other Person as required by the Interim Order, in each case so as to permit the SIL Meeting to be held by the date specified in Section 2.2.

(c)	The Silanis Companies shall ensure that the Circulars comply in all material respects with Law and the Interim Order and provide the Corporation Securityholders and the SIL Shareholders with sufficient information to permit them to form a reasoned judgement concerning the matters to be placed before the Meetings. Without limiting the generality of the foregoing, the Circulars must include (i) a copy of the Fairness Opinion, (ii) a statement that each of the Boards has, after receiving legal and financial advice, unanimously recommended that (A) each of the Boards approves the Arrangement Agreement and (B) the Shareholders vote in favour of the Corporation Arrangement Resolution or the SIL Arrangement Resolution, as applicable, and (iii) a statement that each of the Boards has unanimously determined that the Arrangement is in the best interests of Corporation and SIL and that the consideration under the Arrangement is fair to Shareholders.

2.4	Information for Filings and Circular.

(a)

The Purchaser Parties, on the one hand, and Corporation and SIL, on the other hand, will furnish to the other all such information concerning it as may be reasonably required for the completion of the actions described in Section 2.1 and Section 2.3. Each Party shall promptly notify the others if at any time before the Effective Date it becomes aware that either Circular contains an untrue statement regarding a material fact or omits to state a material fact required to be stated therein or necessary for Corporation Securityholders and SIL Shareholders to make an informed and reasonable judgment concerning the matters to be placed before them at the Meetings, or that otherwise requires an amendment or supplement to the Circulars, as required or appropriate, and Corporation and/or SIL shall, if required by the Court or applicable Laws, promptly mail or otherwise publicly disseminate any amendment or supplement to the Circulars to the Corporation Shareholders and/or the SIL Shareholders, as applicable.

(b)	Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Circulars and other documents related thereto (including any amendments or supplements thereto), and reasonable consideration shall be given to any comments made by Purchaser, Parent and their counsel, provided that all information relating solely to the Purchaser Parties or their affiliates include the Circulars shall be in form and content satisfactory to the Purchaser Parties, acting reasonably.

2.5	Dissenting Shares.

Corporation and SIL shall promptly advise the Purchaser Parties of any written notice of dissent or purported exercise by any holder of Dissent Rights received by Corporation or SIL and any withdrawal of Dissent Rights received by Corporation or SIL. Corporation or SIL shall (a) provide the Purchaser Parties with an opportunity to review and comment on any written communications sent by or on behalf of Corporation or SIL to any such Person with respect to any Dissent Rights and to participate in any discussions, negotiations or proceedings with or including any such Persons with respect thereto so long as this does not prevent Corporation or SIL from exercising any of their rights in respect of such Dissent Rights (including meeting the various delays provided under the CBCA in that respect), and (B) not settle any claims with respect to the Dissent Rights without first receiving the approval of the Purchaser Parties, which approval shall not be unreasonably withheld, conditioned or delayed.

2.6	Final Order.

If the Interim Order is obtained and each of the Corporation Arrangement Resolution and the SIL Arrangement Resolution is passed at the applicable meeting as provided for in the Interim Order and required by applicable Law, Corporation and SIL shall submit the Plan of Arrangement and diligently pursue an application for the Final Order, as soon as reasonably practicable, but in any event not later than five Business Days after the Arrangement Resolution is passed at the Meetings.

2.7	Court Proceedings.

In connection with all Court proceedings relating to obtaining the Interim Order and the Final Order, Corporation and SIL shall:

(a)	diligently pursue the Interim Order and the Final Order;

(b)	provide legal counsel to the Purchaser Parties with a reasonable opportunity to review, comment upon and approve drafts of all material to be filed with the Court in connection with the Arrangement;

(c)	provide copies of any notice of appearance, evidence or other documents served on Corporation or SIL or their legal counsel in respect of the application for the Interim Order or the Final Order or any appeal from them, and any notice, written or oral, indicating the intention of any Person to appeal, or oppose the granting of, the Interim Order or the Final Order;

(d)	ensure that all material filed with the Court in connection with the Arrangement is consistent with this Agreement and the Plan of Arrangement;

(e)	not file any material with the Court in connection with the Arrangement or serve any such material, or agree to modify or amend any material so filed or served, except as contemplated by this Agreement or with the Purchaser Parties’ prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; and

(f)	oppose any proposal from any Person that the Final Order contain any provision inconsistent with this Agreement, and if required by the terms of the Final Order or by Law to return to Court with respect to the Final Order.

2.8	Articles of Arrangement and Effective Date.

The Silanis Companies shall file the Articles of Arrangement with the Director within five Business Days of the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions set out in Article 8 (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date), unless another time or date is agreed to in writing by the Parties; provided, however, that in no event will the Closing take place during the Closing Blackout Period.

2.9	Binding Arrangement.

This Agreement is intended to constitute a purchase and sale agreement relating to the Shares and Options, the terms and conditions of which shall include the provisions of the Plan of Arrangement and subject to the Plan of Arrangement taking effect:

(a)	the execution of this Agreement by Agent will be deemed to be and to have always been an execution of such purchase and sale agreement on behalf of each Securityholder; and

(b)	each Securityholder will be deemed to be and to have always been a party to such purchase and sale agreement effective on and as of the date of this Agreement and, without limiting the generality of the foregoing, each such Securityholder shall be bound by the terms and conditions of this Section 2.9, Section 3.3 (Treatment of Options), Section 3.6 (Determination of Net Adjustment Amount), Article 11 (Indemnification), and Section 12.6 (Appointment of Agent) of this Agreement.

ARTICLE 3

PURCHASE PRICE

3.1	Purchase Price.

The aggregate purchase price (the “Purchase Price”) payable by the Purchaser for the Shares shall be an amount equal to:

(a)	$85,000,000 (the “Gross Purchase Price”);

(b)	plus the amount by which the Estimated Net Working Capital Amount is greater than the Target Net Working Capital Amount, or minus the amount by which the Estimated Net Working Capital Amount is less than the Target Net Working Capital Amount, as the case may be,

(c)	plus the Estimated Net Indebtedness Amount if it is a negative amount, or minus the Estimated Net Indebtedness Amount if it is a positive amount, as the case may be, and

(d)	minus the aggregate principal amount of the Net Settlement Notes as of Closing and the Optionholders’ Withholding Amount, the whole as may be adjusted pursuant to and in accordance with Sections 3.6(e) and 11.10.

3.2	Determination of Estimated Adjustments.

Not later than five Business Days prior to the Effective Date, Corporation shall deliver to the Purchaser Parties:

(a)	a statement (the “Estimated Statement”) setting forth the Silanis Companies’ good faith estimate of the Net Working Capital (the “Estimated Net Working Capital Amount”) and the Net Indebtedness (the “Estimated Net Indebtedness Amount”), in each case as of the Effective Time, and setting forth the aggregate principal amount of the Net Settlement Notes as of Closing and the Optionholders’ Withholding Amount; and

(b)	a breakdown of the Indebtedness owing to each of the Payoff Creditors as of the Effective Time.

All amounts that are included in the Estimated Statement that are not in United States Dollars shall be converted to United States Dollars using the exchange rate as of the close of business on the date that is immediately prior to the date of delivery of the Estimated Statement. The Estimated Statement and the estimates therein will be prepared in accordance with ASPE in a manner consistent with the methods and practices used to prepare the most recent Financial Statements. Corporation shall provide such further breakdowns and supporting details of the components of the Estimated Statement as the Purchaser Parties may reasonably request. Corporation shall consider in good faith any comments made in good faith by the Purchaser Parties on the Estimated Statement not later than two Business Days prior to the Effective Date and shall update the Estimated Statement to reflect any comments from the Purchaser Parties that Corporation shall determine in good faith to be applicable.

3.3	Treatment of Options.

(a)	Immediately prior to Closing, all unvested Options will become fully vested.

(b)	Upon Closing, the Optionholders will transfer to Amalco all (but not less than all) vested Options, including the Options which became fully vested pursuant to Section 3.3(a), in consideration for an amount equal to the aggregate “in-the-money” value of such Options (the “Option Consideration”), which amount shall be paid by:

(i)	Amalco issuing the Net Settlement Notes to the Optionholders, and

(ii)	Amalco remitting the Optionholders’ Withholding Amount to the applicable Governmental Entities when due.

(c)	The Option Consideration is subject to adjustment in accordance with Section 3.6(e)(iv), and, if positive, such adjustment shall be paid by:

(i)	Amalco paying the Optionholders’ Proportionate Adjustment Amount to Agent, for and on behalf of the Optionholders, pursuant to Section 3.6(e)(iv)(B), which payment will be deemed to have been made upon Closing for all purposes of this Agreement, and

(ii)	Amalco remitting the Optionholders’ Additional Withholding Amount to the applicable Governmental Entities when due, which remittance obligation will be deemed to arise upon Closing for all purposes of this Agreement, and, if negative, such adjustment shall be paid by:

(iii)	the Escrow Agent releasing to Amalco the Optionholders’ Proportionate Adjustment Amount from the Optionholders’ allocated portion of the Adjustment Escrow Amount pursuant to Section 3.6(e)(iv)(C), and

(iv)	Agent paying to Amalco, for and on behalf of the Optionholders, the excess (if any) of the Optionholders’ Proportionate Adjustment Amount remaining after the release of the Optionholders’ allocated portion of the Adjustment Escrow Amount pursuant to Section 3.6(e)(iv)(C).

(d)

The Option Consideration is subject to adjustment in accordance with Section 11.10, and any such adjustment shall be paid by (i) the Escrow Agent releasing to Amalco the amount of any such adjustment to the Option Consideration from the Optionholders’ allocated portion of the Indemnity Escrow Amount pursuant to the

Escrow Agreement, and (ii) Agent paying to Amalco, for and on behalf of the Optionholders, the excess (if any) of any such adjustment to the Option Consideration remaining after the release of the Optionholders’ allocated portion of the Indemnity Escrow Amount pursuant to the Escrow Agreement.

(e)	Following Closing, the Optionholders’ allocated portion of the Adjustment Escrow Amount and the Optionholders’ allocated portion of the Indemnity Escrow Amount will be held and released by the Escrow Agent in accordance with and subject to the terms and conditions of the Escrow Agreement.

3.4	Payments at Closing.

(a)	On the Effective Date following receipt of the Final Order and immediately prior to the filing of the Articles of Arrangement with the Director, Purchaser shall pay the Purchase Price as follows and in accordance with and subject to the terms and conditions of the Plan of Arrangement:

(i)	by Purchaser paying to the Escrow Agent the applicable portion of the Indemnity Escrow Amount allocated to the Shareholders;

(ii)	by Purchaser paying to the Escrow Agent the applicable portion of the Adjustment Escrow Amount allocated to the Shareholders;

(iii)	by Purchaser paying to Agent an amount equal to the applicable portion of the Initial Expense Reserve Holdback allocated to the Shareholders; and

(iv)	by Purchaser paying to the Paying Agent, for and on behalf of the Shareholders, an amount equal to (i) the Gross Purchase Price, as adjusted pursuant to Sections 3.1(b), 3.1(c) and 3.1(d), (ii) less the amounts referred to at Sections 3.4(a)(i) (Shareholders’ portion of Indemnity Escrow Amount), and 3.4(a)(ii) (Shareholders’ portion of Adjustment Escrow Amount), and 3.4(a)(iii) (Shareholders’ portion of Initial Expense Reserve Holdback).

3.5	Repayment of Indebtedness.

(a)	On the Effective Date, Purchaser shall pay, for and on behalf of Amalco and at the direction of Agent, such amounts necessary to discharge the Indebtedness set forth on Part A of Schedule 3.5 of the Disclosure Letter, including any Indebtedness owing to the Payoff Creditors in accordance with and subject to the terms and conditions of the Payoff Letters. The Indebtedness set forth on Part B of Schedule 3.5 of the Disclosure Letter will remain outstanding.

(b)	On the Effective Date, Purchaser shall pay, for and on behalf of Amalco and at the direction of Agent, an amount equal to the aggregate principal amount of the Net Settlement Notes as of Closing, as follows and in accordance with and subject to the terms and conditions of the Plan of Arrangement:

(i)	by paying to the Escrow Agent the applicable portion of the Adjustment Escrow Amount allocated to the Optionholders;

(ii)	by paying to the Escrow Agent the applicable portion of the Indemnity Escrow Amount allocated to the Optionholders;

(iii)	by paying to Agent an amount equal to the applicable portion of the Initial Expense Reserve Holdback allocated to the Optionholders; and

(iv)	by paying to the Paying Agent, for and on behalf of the Optionholders, an amount equal to (x) the aggregate principal amount of the Net Settlement Notes as of Closing, (y) less the amounts referred to at Sections 3.5(b)(i) (Optionholders’ portion of Adjustment Escrow Amount), 3.5(b)(ii) (Optionholders’ portion of Indemnity Escrow Amount) and 3.5(b)(iii) (Optionholders’ portion of Initial Expense Reserve Holdback).

3.6	Determination of Net Adjustment Amount.

(a)	Delivery of Statement. Within 90 days following the Effective Date (or such other date as is mutually agreed by the Parties), the Purchaser Parties shall prepare and deliver to Agent (i) an unaudited balance sheet of Amalco, and (ii) a statement (the “Draft Statement”) setting forth the determination of the Net Working Capital and the Net Indebtedness, in each case as at the Effective Time, and setting forth the Optionholders’ Proportionate Adjustment Amount and the Optionholders’ Additional Withholding Amount (if any). The Draft Statement will be prepared in accordance with ASPE in a manner consistent with the methods and practices used to prepare the most recent Financial Statements.

(b)	Objection Period. Within 30 days following delivery of the Draft Statement, Agent shall notify the Purchaser Parties in writing if Agent has any good faith objections to the Draft Statement. The notice of objection must (i) state in reasonable detail the basis of each objection and the approximate amounts in dispute and (ii) be accompanied by reasonable supporting documentation for each such objection. Agent will be deemed to have (A) agreed with all other items and amounts set forth in the Draft Statement other than those specified in a notice of objection and (B) accepted the Draft Statement if Agent does not notify the Purchaser Parties of any objection within such period of 30 days or if Agent delivers a notice to the Purchaser Parties that confirms acceptance of the Draft Statement.

(c)

Settlement of Dispute. If Agent disputes the Draft Statement in accordance with Section 3.6(b), then the Purchaser Parties and Agent will work expeditiously and in good faith in an attempt to resolve such dispute within a further period of 20 days after the date of the notification of such dispute, failing which the dispute may be submitted by Agent or the Purchaser Parties for final determination to Ernst & Young LLP, or if such firm is unwilling or unable to act, Richter L.L.P. (in any such case, the “Third Party Auditors”). The Purchaser Parties and Agent shall use commercially reasonable efforts to cause the Third Party Auditors to complete their work within 30 days of their engagement. The Third Party Auditors shall allow each of the Purchaser Parties and Agent to submit, in writing, their respective positions regarding the Draft Statement and the determination of the Net Working Capital and the Net Indebtedness, in each case as of the Effective Time, and each of the Purchaser Parties and Agent shall have the right to submit additional documents, materials and other written information. The Third Party Auditors shall consider such additional documents, materials and other written information. Any such other documents, materials or other information shall be copied to the Purchaser Parties and Agent. The Purchaser Parties may require that the Third Party Auditors enter into a customary form of confidentiality agreement with respect to the work papers and other documents and information relating to the Acquired Companies provided to the Third Party Auditors pursuant to this Section 3.6(c). The Purchaser Parties and Agent shall jointly instruct the Third Party Auditors that: (i) they shall act as an expert in accounting, and not as an arbitrator, to resolve the unresolved disputed items and amounts that were properly included in the notice of objection in accordance with this Agreement; (ii) they shall base their decision solely on the written submissions of the Purchaser Parties and Agent and not on independent review; and (iii) they may not assign a dollar value to any disputed item greater than the highest amount or less than the lowest amount claimed by the Purchaser Parties and Agent as applicable. Such written decision shall be final, binding and conclusive on the Parties and shall not be subject to appeal, absent manifest error. The Draft Statement shall be revised as necessary to reflect the Third Party Auditors’ written decision, and judgment may be entered upon the determination of the Third Party Auditors in any court having jurisdiction over the Party against whom such determination is to be enforced.

(d)	Final Determination. Promptly following the expiry of the 30-day period or the delivery of a notice of acceptance referred to in Section 3.6(b), or the resolution of any dispute in accordance with Section 3.6(c), as the case may be, the Purchaser Parties shall deliver to Agent a statement (the “Final Statement”) setting forth the final determination of the Net Working Capital (the “Final Net Working Capital Amount”) and the Net Indebtedness (the “Final Net Indebtedness”), in each case as of the Effective Time, and setting forth the Optionholders’ Proportionate Adjustment Amount and the Optionholders’ Additional Withholding Amount (if any). The Final Statement shall reflect the resolution of any dispute in accordance with Section 3.6(c). The Final Statement shall be final and binding upon the Parties upon delivery thereof and shall not be subject to appeal, absent manifest error. The date on which the Estimated Statement becomes final in accordance with this Section 3.6(d) will be the “Post-Closing Adjustment Date”.

(e)	Final Net Working Capital and Final Indebtedness Adjustments.

(i)

If the Final Net Working Capital Amount is greater than the Estimated Net Working Capital Amount, then the Purchaser Parties will owe to the Shareholders the amount by which the Final Net Working Capital Amount is greater than the Estimated Net Working Capital Amount, less the portion of such excess taken into account in the determination of the Optionholders’ Proportionate Adjustment Amount, which amount Amalco will owe to the

Optionholders. If the Final Net Working Capital Amount is less than the Estimated Net Working Capital Amount, then the Shareholders will owe to the Purchaser Parties the amount by which the Final Net Working Capital Amount is less than the Estimated Net Working Capital Amount, less the portion of such shortfall taken into account in the determination of the Optionholders’ Proportionate Adjustment Amount, which amount the Optionholders will owe to Amalco.

(ii)	If the Final Net Indebtedness Amount is greater than the Estimated Net Indebtedness Amount, then the Shareholders will owe to the Purchaser Parties the amount by which the Final Net Indebtedness Amount is greater than the Estimated Net Indebtedness Amount, less the portion of such excess taken into account in the determination of the Optionholders’ Proportionate Adjustment Amount, which amount the Optionholders will owe to Amalco. If the Final Net Indebtedness Amount is less than the Estimated Net Indebtedness Amount, then the Purchaser Parties will owe to the Shareholders the amount by which the Final Net Indebtedness Amount is less than the Estimated Net Indebtedness Amount, less the portion of such shortfall taken into account in the determination of the Optionholders’ Proportionate Adjustment Amount, which amount Amalco will owe to the Optionholders.

(iii)	Within five Business Days of the Post-Closing Adjustment Date:

(A)	if the Net Adjustment Amount is zero, then (i) Agent and the Purchaser Parties shall give written instructions to the Escrow Agent to release the Shareholders’ allocated portion of the Adjustment Escrow Amount to Agent, for and on behalf of the Shareholders, in accordance with and subject to the terms and conditions of the Escrow Agreement, and (ii) no adjustment shall be made to the Purchase Price;

(B)	if the Net Adjustment Amount is owed by the Purchaser Parties to the Shareholders, then (i) Agent and the Purchaser Parties shall give written instructions to the Escrow Agent to release the Shareholders’ allocation portion of the Adjustment Escrow Amount to the Paying Agent, for and on behalf of the Shareholders, in accordance with and subject to the terms and conditions of the Escrow Agreement, (ii) Purchaser shall pay the Net Adjustment Amount to the Paying Agent, for and on behalf of the Shareholders, and (iii) the cash portion of the Purchase Price shall be increased dollar for dollar by the Net Adjustment Amount; or

(C)

if the Net Adjustment Amount is owed by the Shareholders to Purchaser, then (i) Agent and the Purchaser Parties shall give written instructions to the Escrow Agent to release the Net Adjustment Amount from the Shareholders’ allocated portion of the Adjustment Escrow Amount to Purchaser and the balance, if any, of the Shareholders’ allocated portion of the Adjustment Escrow Amount to the Paying Agent, for and on behalf of the Shareholders, in accordance with and subject to the terms and conditions of the Escrow Agreement, (ii) if the Net Adjustment Amount

exceeds the Shareholders’ allocated portion of the Adjustment Escrow Amount, Agent, for and on behalf of the Shareholders, shall pay the amount of such excess to Purchaser in accordance with Section 5.4(1) of the Plan of Arrangement, and (iii) the cash portion of the Purchase Price shall be decreased dollar for dollar by the Net Adjustment Amount. For the avoidance of doubt, Agent shall be directly responsible for satisfying the excess amount in clause (ii) above (whether from the Expense Reserve Holdback or otherwise) and shall at all times ensure that the Expense Reserve Holdback is sufficient to satisfy the Agent’s obligations hereunder and under the Plan of Arrangement.

(iv)	Within five Business Days of the Post-Closing Adjustment Date:

(A)	if the Optionholders’ Proportionate Adjustment Amount is zero, then (i) Agent and the Purchaser Parties shall give written instructions to the Escrow Agent to release the Optionholders’ allocated portion of the Adjustment Escrow Amount to Agent, for and on behalf of the Optionholders, in accordance with and subject to the terms and conditions of the Escrow Agreement, and (ii) no adjustment shall be made to the Option Consideration;

(B)	if the Optionholders’ Proportionate Adjustment Amount is owed by Amalco to the Optionholders, then (i) Agent and the Purchaser Parties shall give written instructions to the Escrow Agent to release the Optionholders’ allocated portion of the Adjustment Escrow Amount to the Paying Agent, for and on behalf of the Optionholders, in accordance with and subject to the terms and conditions of the Escrow Agreement, (ii) Amalco shall pay the Optionholders’ Proportionate Adjustment Amount to the Paying Agent, for and on behalf of the Optionholders, (iii) Amalco shall remit the Optionholders’ Additional Withholding Amount to the applicable Governmental Entities when due, and (iv) the Option Consideration shall be increased dollar for dollar by the Optionholders’ Proportionate Adjustment Amount and the Optionholders’ Additional Withholding Amount; or

(C)

if the Optionholders’ Proportionate Adjustment Amount is owed by the Optionholders to Amalco, then (i) Agent and the Purchaser Parties shall give written instructions to the Escrow Agent to release the Optionholders’ Proportionate Adjustment Amount from the Optionholders’ allocated portion of the Adjustment Escrow Amount to Amalco and the balance, if any, of the Optionholders’ allocated portion of the Adjustment Escrow Amount to the Paying Agent, for and on behalf of the Optionholders, in accordance with and subject to the terms and conditions of the Escrow Agreement, (ii) if the Optionholders’ Proportionate Adjustment Amount exceeds the Optionholders’ allocated portion of the Adjustment Escrow Amount, Agent, for and on behalf of the Optionholders, shall pay the amount of such excess to Amalco, and

(iii) the Option Consideration shall be decreased dollar for dollar by the Optionholders’ Proportionate Adjustment Amount. For the avoidance of doubt, Agent shall be directly responsible for satisfying the excess amount in clause (ii) above (whether from the Expense Reserve Holdback or otherwise) and shall at all times ensure that the Expense Reserve Holdback is sufficient to satisfy the Agent’s obligations hereunder and under the Plan of Arrangement. Furthermore, no adjustments shall be made to any amounts already remitted by the Purchaser Parties and/or Amalco to the applicable Governmental Entities on account of the Optionholder Withholding Amount and any refunds to which an Optionholder may entitled in connection with any over-remittance of the Optionholder Withholding Amount shall be claimed directly by the Optionholder from the applicable Governmental Authority.

(f)	Fees and Expenses. The Purchaser Parties, on the one hand, and Agent (for and on behalf of the Shareholders), on the other hand, will each bear the fees and expenses of their respective accountants, auditors and other professional advisors in preparing, reviewing or settling, as the case may be, the Draft Statement. In the case of a dispute and the retention of Third Party Auditors to determine such dispute, the fees and expenses of the Third Party Auditors will be divided between the Agent (for and on behalf of the Shareholders), on the one hand, and the Purchaser Parties, on the other hand, based on the percentage which the portion of the contested amount not awarded to a Party bears to the amount actually contested by such Party, which percentage shall be finally determined by the Third Party Auditors. The Agent (for and on behalf of the Shareholder) and the Purchaser Parties, however, shall each bear their own fees and expenses in presenting their respective cases to the Third Party Auditors.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF THE SILANIS COMPANIES AND AGENT

4.1	Representations and Warranties as to the Silanis Companies.

The Silanis Companies represent and warrant to the Purchaser Parties as follows:

(a)	Incorporation and Qualification. Each of the Silanis Companies is duly incorporated and validly existing under the Laws of its jurisdiction of incorporation and has the corporate power and authority to own and operate its assets and conduct its business as now owned and conducted. Each of the Silanis Companies is duly qualified, licensed or registered to carry on business and is in good standing in each jurisdiction in which the character of its assets and properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such qualification necessary, and has all Authorizations required to own, lease and operate its properties and to carry on the Business as now conducted, except where the failure to be so qualified will not, individually or in the aggregate, have a Material Adverse Effect.

(b)	Validity of Agreement. Subject to the Corporation Arrangement Resolution and the SIL Arrangement Resolution being passed at the Meetings, as applicable, as provided for in the Interim Order and as required by applicable Law, the Corporation Circular being approved by the board of directors of Corporation, the SIL Circular being approved by the board of directors of SIL and filings being made as required by the Court and except as disclosed in Schedule 3.1(d) (Required Consents) of the Disclosure Letter, the execution and delivery of and performance by each of the Silanis Companies of this Agreement and any of the Ancillary Agreements to which it is a party:

(i)	have been duly authorized by all necessary action on the part of such Silanis Company;

(ii)	do not and will not (or would not with the giving of notice, the lapse of time or the happening of any other event or condition) result in a violation or breach of, or conflict with, or allow any other Person to exercise any rights under, any of the terms or provisions of the Governing Documents of such Silanis Company;

(iii)	do not and will not (or would not with the giving of notice, the lapse of time or the happening or any other event or condition) constitute or result in a breach or violation of, or conflict with or allow any other Person to exercise any rights under, any of the terms or provisions of any Material Contract; and

(iv)	do not and will not result in the violation of any Law.

(c)	Execution and Binding Obligation. This Agreement and each of the Ancillary Agreements to which the Silanis Companies are a party have been duly executed and delivered by the Silanis Companies and constitute legal, valid and binding agreements of each of them enforceable against them in accordance with their respective terms subject only to any limitation under applicable laws relating to (i) bankruptcy, winding-up, insolvency, arrangement, fraudulent preference and conveyance, assignment and preference and other laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

(d)	Required Consents. Except as disclosed in Schedule 4.1(d) of the Disclosure Letter, there is no requirement to obtain any consent, approval or waiver of a party under any Material Contract to which any Silanis Company is a party in connection with any of the transactions contemplated by this Agreement.

(e)	Required Authorizations. Except as disclosed in Schedule 4.1(e) of the Disclosure Letter and except for the Interim Order and any approval required by the Interim Order and the Final Order, no filing with, notice to, or Authorization of, any Governmental Entity is required on the part of the Silanis Companies as a condition to the lawful consummation of the Arrangement and the other transactions contemplated by this Agreement, the Plan of Arrangement and the Ancillary Agreements to which it is a party.

(f)	Title to Shares.

(i)	As at the date hereof, each Shareholder is the registered and/or beneficial owner, as applicable, of the number and class of Shares set out beside such Shareholder’s name in Schedule 4.1(f) of the Disclosure Letter, with good and valid title thereto, free and clear of all Liens.

(ii)	As at the Effective Date, each Shareholder will be the registered and/or beneficial owner, as applicable, of the number and class of Shares set out beside such Shareholder’s name in Schedule 4.1(f) of the Disclosure Letter, with good and valid title thereto, free and clear of all Liens.

(g)	Authorized and Issued Capital.

(i)	Schedule 4.1(g)(i) of the Disclosure Letter sets forth a complete and accurate list of the Shareholders, showing the number of Shares, and the class or series of such Shares, held by each Shareholder. Except for any Shares that may be issued upon the exercise of Options after the date of this Agreement and except as disclosed in Schedule 4.1(g) of the Disclosure Letter, there are no other issued or outstanding Shares. All of the issued and outstanding Shares have been duly authorized and validly issued as fully paid and non-assessable and are free of all preemptive rights. All of the issued and outstanding Shares have been issued in compliance with all applicable Laws. Except for the Options, there are no outstanding options, warrants, rights, securities, debentures, loans or notes convertible or exchangeable for any Shares or other securities of the Silanis Companies.

(ii)	Schedule 4.1(g)(ii) of the Disclosure Letter sets forth a complete and accurate list of all Options, including the name of the Optionholder, number, date of grant, exercise price and expiration date of such Options. All such Options were validly issued and properly approved by the Corporation Board and are free and clear of any Liens.

(h)	Subsidiaries and Other Interests. Except as disclosed in Schedule 4.1(h) of the Disclosure Letter and except for SIL’s interest in SCI and Corporation and except for SCI’s interest in Corporation, the Silanis Companies do not, directly or indirectly, own or hold any shares or other ownership, equity or proprietary interest in any Person.

(i)	No Other Agreement to Purchase. Except for the Purchaser Parties’ rights under this Agreement and for Optionholders’ rights under the Options, no Person has any Contract, option or warrant or any right or privilege (whether by Law, pre-emptive or contractual) capable of becoming such for (i) the purchase, subscription, allotment or issuance of unissued shares or securities of the Silanis Companies, (ii) the purchase or acquisition from the Shareholders of any of the Shares, or (iii) the purchase or acquisition of any assets of the Silanis Companies, other than in the Ordinary Course.

(j)	Corporate Records. The Corporate Records are complete and accurate, in all material respects.

(k)	Financial Statements. With respect to the SIL Interim Financial Statements this representation is stated as of the date of delivery of such statements. True, correct and complete copies of the Financial Statements have been made available to the Purchaser Parties. The Financial Statements have been prepared in accordance with ASPE or IFRS, as applicable, applied on a basis consistent with the preceding period and each presents fairly, in all material respects: (i) the financial position of each of Corporation and SIL, as applicable, as at the respective dates of the relevant statements, and (ii) the results of the operations and the cash flows of each of Corporation and SIL for the period covered by the Financial Statements.

(l)	Bank Accounts. Schedule 4.1(l) is a correct and complete list showing (i) the name of each bank in which the Silanis Companies have an account or safe deposit box, and (ii) the names of all Persons authorized to draw on the account or to have access to the safety deposit box.

(m)	No Undisclosed Liabilities. There are no material liabilities or obligations of the Silanis Companies of any kind whatsoever, whether accrued, contingent, absolute, determined, determinable or otherwise, other than liabilities or obligations: (i) disclosed in the most recent Financial Statements; (ii) not required to be set forth in the financial statements of Corporation under ASPE; or (iii) incurred in the Ordinary Course since June 30, 2015.

(n)	Tax Matters.

(i)	Each of the Silanis Companies has:

(A)	paid all Taxes which are due and payable within the time required by applicable Law;

(B)	made adequate provision in the Books and Records for all Taxes which are not yet due and payable but which relate to periods ending on or before the Effective Date;

(C)	withheld and collected all amounts required by applicable Law to be withheld or collected by it on account of Taxes and has remitted all such amounts to the appropriate Governmental Entity within the time prescribed under applicable Law; and

(D)	except as set forth in Schedule 4.1(n), provided that the disclosure in Schedule 4.1(n) shall not impact any potential liability of the Silanis Companies hereunder, prepared in good faith and duly and timely filed all Tax Returns required to be filed by it and such Tax Returns are complete and correct in all material respects.

(ii)	All research and development investment tax credits (“ITCs”) were claimed by Corporation in accordance with the Tax Act and the relevant provincial legislation and Corporation satisfied at all times the relevant criteria and conditions entitling it to such ITCs. All refunds of ITCs received or receivable by Corporation in any financial year were claimed in accordance with the Tax Act and the relevant provincial legislation and Corporation satisfied at all times the relevant criteria and conditions entitling it to claim a refund of such ITCs.

(iii)	There are no outstanding agreements, arrangements, waivers or objections extending the statutory period or providing for an extension of time with respect to the assessment or reassessment of Taxes against any of the Silanis Companies.

(iv)	There are no pending, or threatened in writing, audits, examinations, investigations, assessments, reassessments, appeals, or court proceedings with respect to a material amount of Taxes owing or claimed to be owed by any of the Silanis Companies.

(v)	No closing agreements, private letter rulings, technical advance memoranda, advance Tax rulings, advance pricing agreements, or similar written agreements or rulings have been entered into or issued by any Governmental Entity with respect to Taxes of any of the Silanis Companies that could reasonably be expected to have a material effect on the Tax liability of such Companies after the Effective Time.

(vi)	There are no material Liens (other than Permitted Liens) on the assets of any of the Silanis Companies that arose in connection with any failure (or alleged failure) to pay any Tax.

(vii)	No written claim has been made by a Governmental Entity in a jurisdiction where a Silanis Company has not filed Tax Returns such that it is or may be subject to taxation by, or required to file any Tax Return in, that jurisdiction.

(viii)	Except as would not reasonably be expected to have a Material Adverse Effect, each transaction that requires payments between or among any of the Silanis Companies and any of their subsidiaries is compliant with the transfer pricing rules, regulations and administrative guidance set forth by the taxing authorities of the jurisdictions in which the Silanis Companies and any of their subsidiaries that are parties to such transaction are resident for Tax purposes.

(ix)	The Shares are not “taxable Canadian property” and are not deemed to be “taxable Canadian property” for the purposes of the Tax Act.

(o)	No Brokers. Except for US Arma Partners LP (whose fees are an Indebtedness item in accordance with the terms of this Agreement), no broker, finder or investment banker or other person is directly or indirectly entitled to receive from the Silanis Companies any brokerage, finder’s or other contingent fee or commission or any similar charge in connection with the transactions contemplated by this Agreement.

(p)	Single Purpose Entities.

(i)	each of SIL and SCI is a single purpose corporation that has never carried on any business, has only been engaged in holding the shares in the capital of SCI and/or Corporation, never had any employees, has not held and does not own or hold any property or assets or any interests therein of any nature or kind whatsoever other than the shares in the capital of Corporation;

(ii)	there are no claims, actions, proceedings, orders, suits, investigations, inquiries, reviews, judgments or decrees pending or, to the knowledge of the Silanis Companies, threatened against or involving SIL or SCI before any Governmental Entity and, as at the date hereof, neither SIL or SCI is subject to a judgment, order or decree.

4.2	Representations and Warranties as to the Business.

(a)	Title to Assets. Except for any Authorizations, licensed Intellectual Property, Leased Properties and assets otherwise used by Corporation pursuant to leases or licenses, Corporation owns of all the material properties and assets that it purports to own, with good and valid title thereto, free and clear of any Liens, other than Permitted Liens. Corporation, as lessee or licensee, has the right under valid and subsisting leases and licenses to use, possess and control all licensed Intellectual Property, Leased Properties and assets leased by or licensed to Corporation.

(b)	Condition of Tangible Assets. The buildings, plants, structures, vehicles, machinery, equipment and other tangible personal property of Corporation are, in all material respects, in good operating condition and repair having regard to their use and age.

(c)	Conduct of Business. Except as disclosed in Schedule 4.2(c) of the Disclosure Letter, since December 31, 2014, there has not occurred a Material Adverse Effect, and Corporation has conducted the Business in the Ordinary Course and has not:

(i)	amended its Governing Documents;

(ii)	made any change in its accounting or Tax principles and practices which are not required by ASPE as theretofore applied including, without limitation, the basis upon which its assets and liabilities are recorded on its books and its earnings and profits and losses are ascertained;

(iii)	settled any litigation;

(iv)	sold, leased, transferred, assigned or encumbered, in one or more transactions, any assets, tangible or intangible, other than in the Ordinary Course of the Business;

(v)	made any loan to, or any other investment in, any other Person;

(vi)	declared or paid any dividend or other distribution in respect of its capital stock;

(vii)	materially accelerated or delayed the payment of accounts payable or other liabilities or in the collection of notes or accounts receivable;

(viii)	made or rescinded any Tax election, settled or compromised any Tax liability or amended of any Tax Return; or

(ix)	taken any action that is prohibited or circumscribed by Section 6.2.

(d)	Compliance with Laws.

(i)	Corporation is conducting, and has since January 1, 2012 conducted, the Business in compliance in all material respects with all applicable Laws in each jurisdiction in which it carries on business.

(ii)	None of the Silanis Companies is under any investigation with respect to, and has been charged with, or to the knowledge of the Silanis Companies threatened to be charged with, and has not received notice of, any violation or potential violation of any Law.

(iii)	None of the Silanis Companies, nor to the knowledge of the Silanis Companies, any of its or their respective directors, executives, officers, representatives, agents or employees has: (i) used or is using any corporate funds for any illegal contributions, gifts, entertainment or other expenses relating to political activity that would be illegal; (ii) used or is using any corporate funds for any direct or indirect illegal payments to any foreign or domestic governmental officials or employees; (iii) violated or is violating any provision of the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act or the Corruption of Foreign Public Officials Act (Canada) or any applicable Law of similar effect; (iv) established or maintained, or is maintaining, any illegal fund of corporate monies or other properties; or (v) made any bribe, illegal rebate, illegal payoff, influence payment, kickback or other illegal payment of any nature.

(e)	Real Property.

(i)	Corporation does not own and is not subject to any agreement to purchase any Real Property or any freehold interest in Real Property.

(ii)

Schedule 4.2(e) of the Disclosure Letter lists each Real Property and/or premises currently leased (including properties subject to ground or emphyteutic leases) or subleased by Corporation from a third party (collectively, the “Leased Properties”) and sets forth the name of the entity holding such leasehold interest and the date of the lease (collectively, the “Lease Documents”). True, correct and complete copies of all Lease Documents have been made available to the Purchaser Parties. Each of the Lease Documents is valid, legally binding and enforceable against Corporation and, to the knowledge of the Silanis Companies, the other parties thereto, in accordance with its terms and is in full force and effect. Corporation is not in breach or violation of, or default (in each case, with or without notice or lapse of time or both) under any of the Lease Documents and Corporation has not received or given any notice of default under any such agreement which remains uncured, where such breach, violation or default, as the case may be, would be material to the business and operations of Corporation.

(f)	Contracts.

(i)	Schedule 4.2(f) of the Disclosure Letter contains a complete list of the following Contracts as of the date hereof (the Contracts described in this Section 4.2(f), together with all exhibits and schedules thereto being, the “Material Contracts”):

(A)	any distribution, sales or advertising Contract for an amount in excess of $100,000 on an annual basis or any agency Contract;

(B)	any Contract under which Corporation is obliged to make payments on an annual basis in excess of $100,000 in the aggregate;

(C)	any partnership, joint venture, franchise agreement or other similar agreement relating to the Business;

(D)	any Contract under which Indebtedness for borrowed money in excess of $100,000 is outstanding or pursuant to which any property or asset of Corporation is mortgaged, pledged or otherwise subject to a Lien (other than a Permitted Lien) for an amount in excess of $100,000, or any Contract restricting the incurrence of Indebtedness by Corporation or the incurrence of Liens (other than Permitted Liens) on any properties or securities of wholly-owned subsidiaries or restricting the payment of dividends;

(E)	any Contract that purports to limit in any material respect the right of Corporation to engage in any line of business or to compete with any person or operate in any location;

(F)	any Contract providing for the sale or acquisition of, or option to sell or acquire, any property with a fair market value in excess of $100,000 in respect of which the applicable transaction has not been consummated, in each case other than any such Contract entered into in the Ordinary Course;

(G)	any Contract that creates an exclusive dealing arrangement, right of first offer or refusal or most favoured nation arrangement; and

(H)	any Contract with a Material Customer or Material Supplier.

(g)	No Breach of Material Contracts. Except as would not be material to the business and operations of Corporation, Corporation has not and, to the knowledge of the Silanis Companies, no other party is in breach or violation of, or default (in each case, with or without notice or lapse of time or both) under, any Material Contract and Corporation has not received or given any notice of default under any such Material Contract which remains uncured, and, to the knowledge of the Silanis Companies, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of such Material Contract where such breach would be material to the business and operations of Corporation.

(h)	Authorizations. Corporation holds all Authorizations required to carry on the Business as now conducted by Corporation, other than such Authorizations, the absence of which would not be material to the business and operations of Corporation. Corporation has complied in all material respects with all such Authorizations. Each such Authorization is valid and in full force and effect. No action, investigation or proceeding is, to the knowledge of the Silanis Companies, pending in respect of or regarding any such Authorization and none of the Silanis Companies has received notice of revocation, non- renewal or material amendments of any such Authorization, or of the intention of any Person to revoke, refuse to renew or materially amend any such Authorization.

(i)	Environmental Matters. Corporation is conducting the Business in compliance with all applicable Environmental Laws in each jurisdiction in which it carries on business, except where failure to do so would not have a Material Adverse Effect.

(j)	Intellectual Property.

(i)	Schedule 4.2(j) of the Disclosure Letter includes complete and accurate particulars of all registrations and applications for registration of the Intellectual Property owned by Corporation. Schedule 4.2(j) of the Disclosure Letter also includes a list of all licenses granted to the Corporation in connection with the conduct of the Business.

(ii)	Except as set forth in Schedule 4.2(j) of the Disclosure Letter, Corporation owns all right, title and interest in and to the Intellectual Property owned by Corporation, free and clear of all Liens. Corporation has made available to the Purchaser Parties accurate and complete copies of the Contracts governing any licensed Intellectual Property and Corporation has not, and to the knowledge of Corporation, no other party thereto has, breached any of the Contracts (including, for certainty, any Public Software Contracts) governing licensed Intellectual Property. Neither this Agreement, nor the transaction contemplated hereby, will cause the termination, or cause any Person to have a right of termination, of any Contract governing licensed Intellectual Property.

(iii)	To the knowledge of the Silanis Companies, the operation of the Business does not infringe upon the Intellectual Property rights of any Person. Except as set forth in Schedule 4.2(j) of the Disclosure Letter, no written claims have been asserted by any Person alleging that the conduct of the Business, including the use of the Intellectual Property owned by, licensed to or used by Corporation, infringes upon any of their Intellectual Property rights.

(iv)	The Intellectual Property owned by or licensed to Corporation or which Corporation otherwise has the right to use constitutes all Intellectual Property necessary for the conduct of the Business as presently conducted. Except as set forth in Schedule 4.2(j) of the Disclosure Letter, following Closing, Corporation will be entitled to continue to use, practice and exercise rights in, all of the Intellectual Property owned by, licensed to and used by Corporation, to the same extent and in the same manner as used, practiced and exercised by Corporation prior to Closing without financial obligation to any Person.

(v)	Except as set forth in Schedule 4.2(j) of the Disclosure Letter, to the knowledge of the Silanis Companies, no Person is currently infringing any of the Intellectual Property owned by, licensed to or used by Corporation.

(vi)	Corporation has taken all commercially reasonable steps necessary to protect and maintain the confidentiality of all material trade secrets and confidential business information included in the Intellectual Property owned by or licensed to Corporation. No current or former employee, consultant or independent contractor of any Silanis Company has any right, title or interest, directly or indirectly, in whole or in part, in any such Intellectual Property. To the knowledge of the Silanis Companies, no current or former employee, consultant or independent contractor of Corporation is in default or breach of any material term of any employment agreement, consulting agreement, non-disclosure agreement, assignment of invention agreement, or similar agreement.

(k)	Software and Technology.

(i)	Schedule 4.2(k)(i) of the Disclosure Letter contains a complete list of software (excluding off-the-shelf software) owned by, licensed to or used by Corporation. To the knowledge of the Silanis Companies, such software does not contain any undisclosed program routine, device or other feature, including viruses, worms, bugs, time locks, Trojan horses or back doors, in each case that is designed to delete, disable, deactivate, interfere with or otherwise harm such software, and any virus or other intentionally created, undocumented contaminant that may, or may be used to, access, modify, delete, damage or disable any hardware, system or data. Corporation is complying and has at all times complied with the terms of use or other license terms of any software (including off-the-shelf software).

(ii)	Schedule 4.2(k)(ii) sets forth all Public Software used by Corporation in its business or included in, or on which is based, any software or product of Corporation, together with the manner of such use or the identification of such software or product and the license under which such Public Software is used by Corporation.

(l)

Customers and Suppliers. Schedule 4.2(l) of the Disclosure Letter lists the ten largest customers (each, a “Material Customer”) and the ten largest suppliers (each, a “Material Supplier”) of Corporation by dollar amount as at December 31, 2014. During the 12 months prior to the date of this Agreement, no Material Customer or Material Supplier has given any Silanis Company written notice that such Material

Customer or Material Supplier, as applicable, intends to, or to the knowledge of the Silanis Companies, has otherwise threatened to, terminate its business with Corporation, whether as a result of the consummation of the transactions contemplated by this Agreement or otherwise.

(m)	Employee Matters.

(i)	Except as set forth in Schedule 4.2(m)(i) of the Disclosure Letter, Corporation is not a party to any written agreement pursuant to which either: (A) retention, change in control, severance or termination payments to any director, officer or employee may be required to be paid, waived or renounced solely as a result of the completion of the transactions contemplated by this Agreement; or (B) any employee or consultant who is bound by confidentiality, non-competition or non-solicitation covenants with Corporation is relieved thereof as a result of the completion of the transactions contemplated by this Agreement;

(ii)	Except as set forth in Schedule 4.2(m)(ii) of the Disclosure Letter, Corporation is not bound by other collective bargaining agreements or agreements with any employee association;

(iii)	Except as set forth in Schedule 4.2(m)(iii) of the Disclosure Letter: (A) there are no Employee Plans; (B) each Employee Plan has been administered in all material respects according to its terms and applicable Laws and there are no material outstanding violations or defaults thereunder nor any actions, claims or other proceedings pending or, to the knowledge of the Silanis Companies, threatened with respect to any Employee Plan; (C) Corporation has paid all contributions and all premiums in respect of each Employee Plan in a timely fashion in accordance with the terms of each Employee Plan and applicable Laws, except as has not had a Material Adverse Effect; (D) no Employee Plan provides for retiree benefits; (E) the transactions contemplated herein will not increase or accelerate any entitlement under any Employee Plan; and

(iv)	Except as set forth in Schedule 4.2(m)(iv): (A) there are no collective agreements in force with respect to the employees of Corporation; (B) no Person holds any bargaining rights with respect to any of the employees of Corporation; and (C) there has not been, for a period of 24 months preceding the date hereof, nor is there in progress or, to the knowledge of the Silanis Companies, threatened any strike, slowdown, picketing or work stoppage with respect to the employees.

(v)	All written contracts in relation to the top 10 compensated employees of Corporation (calculated based on annual base salary plus target cash bonus) have been made available to the Purchaser Parties.

(vi)	All individuals characterized and treated by the Silanis Companies as consultants or contractors of the Business have been properly treated as independent contractors under all applicable Laws.

(n)	Insurance. Schedule 4.2(n) of the Disclosure Letter sets out a complete and correct list of all insurance policies which are maintained by Corporation. Corporation is not in material default with respect to any of the provisions contained in its insurance policies or the payment of any premiums under any insurance policy, nor has Corporation failed to give any notice or to present any claim under any insurance policy in a due and timely fashion. To the knowledge of the Silanis Companies, each of its insurance policies is valid and binding and in full force and effect. There is no material claim pending under any insurance policy of Corporation that has been denied, rejected, questioned or disputed by any insurer or as to which any insurer has made any reservation of rights or refused to cover all or any material portion of such claims.

(o)	Litigation. There are no claims, actions, proceedings, orders, suits, investigations, inquiries, reviews, judgments or decrees pending or, to the knowledge of the Silanis Companies, threatened against or involving Corporation before any Governmental Entity. As at the date hereof, Corporation is not subject to any material judgment, order or decree.

(p)	Related Party Transactions. Except as set forth in Schedule 4.2(p) of the Disclosure Letter, Corporation is not indebted to any director, officer, employee or agent of, or independent contractor to, Corporation or any of their respective Affiliates or associates (except for amounts due in the Ordinary Course as salaries, bonuses, director’s fees, amounts owing under any contracting agreement with any such independent contractor or the reimbursement of Ordinary Course expenses). Except as set forth in Schedule 4.2(p) of the Disclosure Letter, there are no Contracts (other than employment arrangements or independent contractor arrangements) with, or advances, loans, guarantees, liabilities or other obligations to, on behalf or for the benefit of, any shareholder, officer or director of any of the Silanis Companies, or any of their respective Affiliates or associates.

4.3	Disclaimer of the Silanis Companies.

Except as set forth in this Article 4,

(a)	none of the Silanis Companies, their Affiliates or any of their respective officers, directors, employees or representatives makes or has made any other representation or warranty, express or implied, with respect to the Shares, the Silanis Companies or the Business, including with respect to (i) the operation of the Business by the Purchaser Parties after the Closing, and (ii) the success or profitability of Amalco after the Closing; and

(b)

none of the Silanis Companies, their Affiliates or any of their respective officers, directors, employees or representatives will have or be subject to any liability or indemnification obligation to the Purchaser Parties or to any other Person resulting from the distribution to the Purchaser Parties, their Affiliates or representatives of, or the Purchaser Parties’ use of, any information relating to the Business, including the management presentation and any information, documents or material made available to the Purchaser Parties, whether orally or in writing, in certain “data rooms”, management presentations, responses to questions submitted on behalf of the Purchaser Parties or in any other form in expectation of the transactions contemplated by this Agreement. Any such other representation or warranty is hereby expressly disclaimed.

4.4	Representations and Warranties of Agent.

Agent represents and warrants to the Purchaser Parties as follows:

(a)	Incorporation and Corporate Power. Agent is incorporated and existing under the Laws of its jurisdiction of incorporation and has the corporate power to own its property and conduct its business as presently owned and conducted and enter into and perform its obligations under this Agreement and the Ancillary Agreements to which it is a party.

(b)	Validity of Agreement. The execution and delivery of, and performance by Agent of the transactions contemplated by, this Agreement and the Ancillary Agreements to which Agent is a party and the consummation of the Arrangement:

(i)	have been duly authorized by all necessary action on the part of Agent;

(ii)	do not (or would not with the giving of notice, the lapse of time, or the happening of any other event or condition) result in a breach or violation of, or conflict with, or allow any Person to exercise any rights under (A) Agent’s Governing Documents or (B) any Contract to which Agent is bound; and

(iii)	do not and will not result in the violation of any Law applicable to Agent.

(c)	Required Authorizations. Except as disclosed in Schedule 4.1(e), no filing with, notice to, or Authorization of, any Governmental Entity is required on the part of Agent as a condition to the lawful consummation of the Arrangement and the other transactions contemplated by this Agreement, the Plan of Arrangement and the Ancillary Agreements to which it is a party.

(d)	Required Consents. There is no requirement to obtain any Consent of a contracting party under any Contract to which Agent is bound.

(e)	Execution and Binding Obligation. This Agreement and the Ancillary Agreements to which Agent is a party have been duly executed and delivered by Agent and constitute legal, valid and binding agreements enforceable against it in accordance with their terms, and to any limitation under applicable Laws relating to (i) bankruptcy, insolvency, reorganization and other Laws of general application affecting the enforcement of creditors’ rights, and (ii) the discretion that a court may exercise in the granting of equitable remedies such as specific performance and injunction.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PURCHASERS

5.1	Representations and Warranties of the Purchaser Parties.

Each of the Purchaser Parties represents and warrants to the Silanis Companies as follows:

(a)	Incorporation and Qualification. Such Purchaser Party is a corporation duly incorporated, validly subsisting and in good standing under the Laws of its jurisdiction of incorporation.

(b)	Validity of Agreement. The execution, delivery and performance by such Purchaser Party of this Agreement:

(i)	have been duly authorized by all necessary action on the part of such Purchaser Party;

(ii)	do not (or would not with the giving of notice, the lapse of time, or both, or the happening of any other event or condition) result in a breach or a violation of, or conflict with, or allow any other Person to exercise any rights under, any terms or provisions of the Governing Documents of such Purchaser Party; and

(iii)	will not result in the violation of any applicable Law.

(c)	Execution and Binding Obligation. This Agreement has been duly executed and delivered by, and constitutes a legal, valid and binding obligation of such Purchaser Party, enforceable against such Purchaser Party in accordance with its terms subject only to any limitation on enforcement under applicable Laws relating to (i) bankruptcy, winding-up, insolvency, arrangement and other similar Laws of general application affecting the enforcement of creditors’ rights; and (ii) the discretion that a court may exercise in the granting of extraordinary remedies such as specific performance and injunction.

(d)	Litigation. There are no actions, suits, appeals, claims, applications, investigations, orders, proceedings, grievances, arbitrations or alternative dispute resolution processes in progress, pending, or to such Purchaser Party’s knowledge, threatened against such Purchaser Party, which prohibit, restrict or seek to enjoin the transactions contemplated by this Agreement.

(e)	Required Consents. Except as disclosed in Schedule 5.1(e) of the Disclosure Letter, there is no requirement to obtain any Consent of a contracting party to any Contract to which such Purchaser Party is bound, other than any Consent which may have been obtained prior to the entering into of this Agreement.

(f)

Required Authorizations. Except for Order and any approval required by the Interim Order and the Final Order, no filing with, notice to, or Authorization of, any Governmental Entity is required on the part of such Purchaser Party as a condition to the lawful consummation of the Arrangement and the other transactions contemplated by this Agreement, the Plan of Arrangement and the Ancillary Agreements to which it is a party. No filing with, notice to or Authorization of, any Governmental Entity is required on the part of such Purchaser Party as a condition to the lawful completion of the transactions contemplated by this Agreement.

(g)	Investment Canada Act. Such Purchaser Party is, or is controlled by, a WTO investor within the meaning of the Investment Canada Act.

(h)	Securities Laws. Purchaser is acquiring the Shares as principal and not as agent and is acquiring the Shares for investment purposes only and not with a view to resale or distribution.

(i)	No Brokers. Except for BMO Capital Markets, no broker, finder or investment banker or other person engaged by the Purchaser Parties is directly or indirectly entitled to any brokerage, finder’s or other contingent fee or commission or any similar charge in connection with the transactions contemplated by this Agreement.

5.2	Disclaimer of the Purchaser Parties

Except as set forth in this Article 5,

(a)	none of the Purchaser Parties, their Affiliates or any of their respective officers, directors, employees or representatives makes or has made any other representation or warranty, express or implied, with respect to the Purchaser Parties; and

(b)	none of the Purchaser Parties, their Affiliates or any of their respective officers, directors, employees or representatives will have or be subject to any liability or indemnification obligation to the Silanis Companies, Agent or the Securityholders or to any other Person resulting from the distribution to the Silanis Companies, Agent, the Securityholders or their Affiliates or representatives of, or the Purchaser Parties’ use of, any information relating to the Purchaser Parties’, including any information, documents or material made available to the to the Silanis Companies, Agent, the Securityholders, whether orally or in writing, in any “data rooms”, management presentations, responses to questions submitted on behalf of the Silanis Companies, Agent, the Securityholders or in any other form in expectation of the transactions contemplated by this Agreement. Any such other representation or warranty is hereby expressly disclaimed.

ARTICLE 6

PRE-CLOSING COVENANTS OF THE PARTIES

6.1	Regarding the Plan of Arrangement.

Each of the Parties shall use commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things required or advisable under Law to consummate the Arrangement as soon as practicable, including:

(a)	using commercially reasonable efforts to satisfy, or cause the satisfaction of, each of the conditions set forth in Article 8 to the extent the same is within its control;

(b)	using commercially reasonable efforts to oppose, lift or rescind any injunction, restraining or other order, decree or ruling seeking to restrain, enjoin or otherwise prohibit or adversely affect the consummation of the Arrangement or the other transactions contemplated by this Agreement or the Plan of Arrangement and defend, or cause to be defended, any Claim to which it is a party or brought against it or its directors or officers challenging the Arrangement, this Agreement or the Plan of Arrangement; and

(c)	carrying out the terms of the Interim Order and the Final Order applicable to it and complying with all requirements imposed by Law on the Silanis Companies with respect to this Agreement or the Plan of Arrangement.

6.2	Conduct of Business Prior to Closing.

(a)	Except as expressly provided in this Agreement, the Plan of Arrangement or the Disclosure Letter or except as it may relate to the continuance of SIL from the Jersey jurisdiction into Canada under the CBCA, which is expected to occur prior to the Effective Date, or with the prior written consent of the Purchaser Parties, which consent shall not be unreasonably withheld, the Silanis Companies shall, during the Pre-Closing Period, conduct the Business in the Ordinary Course and, without limiting the generality of the foregoing, the Silanis Companies shall not:

(i)	take any affirmative action or omit to take any reasonable action within its control, as a result of which action or omission any of the changes, events or conditions described in Section 4.2(c) would occur;

(ii)	incur, create, refinance, replace, prepay, guarantee or assume any Indebtedness, other than Indebtedness incurred in the Ordinary Course of the Business not in excess of $100,000 in the aggregate;

(iii)	(A) increase the base wage or salary payable to, or any other components of compensation and employee benefits of, any employee or consultant of Corporation, (B) grant any retention, severance or termination pay to, or enter into any employment, bonus, change of control or severance agreement with, or pay any amount not otherwise due to, any such individual, or (C) establish, adopt, enter into, amend or terminate any Company Plan, except as required by applicable Law;

(iv)	(A) make any acquisitions (including by merger, consolidation or acquisition of stock or assets or any other business combination) of any corporation, partnership, other business organization or any division thereof or any capital stock therein or a substantial portion of the assets thereof, or any Real Property or (B) enter into any joint venture, strategic alliance, partnership agreement, stockholders, limited liability company agreement or similar agreement with any Person;

(v)	enter into, amend, modify, terminate, cancel or waive any material claims or rights under any Material Contract, which if so entered into, amended, modified, terminated, cancelled or waived would reasonably be expected to (i) prevent or materially delay or impair the ability of the Silanis Companies to consummate the Arrangement, or (ii) materially impair the ability of the Corporation to conduct the Business in the Ordinary Course;

(vi)	terminate, cancel or take or fail to take any action that the Corporation knows, or, if acting reasonably, should know in the Ordinary Course of managing its insurance coverages, will result in the lapse of any material insurance policy of the Corporation in effect on the date of this Agreement;

(vii)	reclassify, split, combine, subdivide or redeem, purchase or otherwise acquire, or offer to redeem, repurchase or otherwise acquire, directly or indirectly, any of the voting or equity securities of the Silanis Companies or securities convertible or exchangeable into or exercisable for any of their voting or equity securities, other than in connection with the exercise of previously granted Options, or pursuant to the terms and conditions of any issued and outstanding securities of any of the Silanis Companies and/or any agreements governing such securities entered into between any of the Silanis Companies and the holders of such securities prior to the date hereof;

(viii)	issue, grant, deliver, sell, pledge or otherwise dispose or encumber, or authorize the issuance, grant, delivery, sale, pledge or other encumbrance of any voting or equity securities of the Silanis Companies or securities convertible or exchangeable into or exercisable for any of their voting or equity securities, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities, other than in connection with the exercise of previously granted Options, or pursuant to the terms and conditions of any issued and outstanding securities of any of the Silanis Companies and/or any agreements governing such securities entered into between any of the Silanis Companies and the holders of such securities prior to the date hereof;

(ix)	adopt a plan of liquidation, wind-up or dissolution of any Silanis Company or resolutions providing for the liquidation, wind-up or dissolution of any Silanis Company; or

(x)	authorize any of, or commit or agree to take any of, the foregoing actions.

(b)	The Silanis Companies shall promptly advise the Purchaser Parties orally and, if then requested, in writing of any event, change or development that has resulted in, or that to the knowledge of the Silanis Companies, would reasonably be expected to constitute, a Material Adverse Effect, or resulted in any material adverse change in any fact set forth in the Disclosure Letter.

6.3	Access.

During the Pre-Closing Period, the Silanis Companies shall, upon reasonable notice, (i) afford to the Purchaser Parties and their legal, accounting and other representatives reasonable access during normal business hours (without undue interference to the ordinary conduct of the Business) to the Business and the Silanis Companies’ affairs and properties, (ii) furnish to the Purchaser Parties and their legal, accounting and other representatives such information concerning the Business, properties, contracts, personnel, books and records of the Silanis Companies as may be reasonably requested from time to time by the Purchaser Parties, and (iii) provide such cooperation as may be reasonably requested by the Purchaser Parties, in each case, in order to facilitate the integration and transition of ownership of Corporation and operations of the Business at the Effective Time.

6.4	Confidentiality.

(a)	The terms of the Confidentiality Agreement dated April 16, 2015 (the “Confidentiality Agreement”) between Corporation and VASCO Data Security, Inc. are hereby incorporated herein by reference and shall continue in full force and effect until the Closing, at which time such Confidentiality Agreement and the obligations of the Purchaser Parties under the Confidentiality Agreement shall terminate; provided, however, that the Confidentiality Agreement shall terminate only in respect of that portion of the Confidential Information (as defined in the Confidentiality Agreement) exclusively relating to the Silanis Companies, the Business and the transactions contemplated by this Agreement. If this Agreement is, for any reason, terminated prior to Closing, the Confidentiality Agreement shall continue in full force and effect.

(b)	From and after the Closing, Agent and the Securityholders shall keep all documents, materials, records and other information obtained prior to or after the Closing regarding the Silanis Companies or the Purchaser Parties (“Confidential Information”) strictly confidential and shall not disclose such information without the Purchaser Parties’ prior written consent. “Confidential Information” shall not include information that (i) is or becomes publicly available (other than as a result of a disclosure by Agent or a Securityholder or their representatives in violation of this Section 6.4(b)), (ii) is or becomes available to Agent or a Securityholder from a source that, to Agent’s or such Securityholder’s knowledge, is not prohibited from disclosing such information to Agent or such Securityholder by a legal, contractual or fiduciary obligation or (iii) has been independently developed by Agent or a Securityholder (other than by or with respect to any Silanis Company) or their representatives without reference to the Confidential Information.

6.5	Consents and Authorizations.

(a)

The Silanis Companies shall use commercially reasonable efforts to obtain, or cause to be obtained, prior to Closing, the consents, approvals and waivers required by Schedule 6.5(a) of the Disclosure Letter (the “Required Consents”). Despite the previous sentence, the Silanis Companies are under no obligation to pay any money, incur any obligations, commence any legal proceedings, or offer or grant any accommodation (financial or otherwise) to any third party in order to obtain such Required Consents. The Purchaser Parties shall reasonably cooperate in obtaining such Required Consents including providing information of the Purchaser Parties as is reasonably requested by a third party in order to grant its consent. Despite the previous sentence, the Purchaser Parties are under no obligation to pay any money, incur any obligations, commence any legal proceedings, or offer or grant any accommodation (financial or otherwise) to any third party in order to cooperate in obtaining such Required Consents.

(b)	Each Party shall use commercially reasonable efforts to obtain and deliver to the other Party those Authorizations required to be delivered to such other Party on or before the Closing as set forth in Article 8. No Party (nor any of its respective Affiliates) shall take any action that would reasonably be expected to delay the obtaining of, or result in not obtaining, any Authorization required to be obtained prior to the Closing.

(c)	The Silanis Companies shall use commercially reasonable efforts to obtain, or cause to be obtained, prior to Closing, the consent for the contract referred to under Schedule 6.5(c). Despite the previous sentence, the Silanis Companies are under no obligation to pay any money, incur any obligations, commence any legal proceedings or offer to grant any accommodation (financial or otherwise) to the company referred to in Schedule 6.5(c) in order to obtain such consent.

6.6	Financial Statements Reporting Requirements.

As soon as possible after the date hereof, the Silanis Companies will deliver the SIL Interim Financial Statements to the Purchaser. Such SIL Interim Financial Statements will be prepared consistent with the SIL Annual Financial Statements and shall not include any substantial matters not otherwise set out herein or in the SIL Annual Financial Statements. During the Pre-Closing Period, the Silanis Companies shall, and shall cause its representatives to provide, on a timely basis, all reasonable cooperation requested by the Purchaser Parties in connection with the reporting requirements of the Purchaser Parties and their Affiliates in connection with the transactions contemplated by this Agreement pursuant to Form 8-K as required to be filed with the United States Securities and Exchange Commission (the “8-K Financial Statements Requirements”), including (i) promptly providing the Purchaser Parties and its representatives with all financial information regarding the Silanis Companies required for the Purchaser Parties and their Affiliates to comply with the 8-K Financial Statements Requirements, and (ii) participating (including by making members of senior management with appropriate seniority and expertise available to participate) in meetings and providing such assistance as the Purchaser Parties may reasonably require in connection with the preparation of the pro forma financial statements required by the 8-K Financial Statements Requirements. Furthermore, Corporation will prior to Closing cause Deloitte LLP, or another accounting firm mutually agreeable to Corporation and the Purchaser Parties, (i) to convert the most recent Annual Financial Statements, for the period ended December 31, 2014, so as to be re-stated in accordance with United States generally accepted accounting principles, (ii) to issue an independent auditor’s report in respect thereof, and (iii) to issue a customary authorization letter consenting to the filing of such report in accordance with the 8-K Financial Statements Requirements. The Purchaser Parties shall pay the reasonable fees of Deloitte incurred in connection with the foregoing obligations.

6.7	Additional Agreements.

(a)	The Silanis Companies shall use commercially reasonable efforts to obtain and deliver to Purchaser Parties, from time to time during the period between the close of business on the date of this Agreement and the date of the applicable Meeting, duly executed support and voting agreements in substantially the form and content of the Support Agreements entered into by certain Securityholders concurrently herewith, from as many additional Securityholders as is reasonably practicable in the circumstances, which, at a minimum, shall be that number of Securityholders holding (together with the other Securityholders having executed Support Agreements) a percentage of the issued and outstanding Corporation Shares and Options, as applicable, sufficient for the Corporation Arrangement Resolution and the SIL Arrangement Resolution to be passed in accordance with the Interim Order.

(b)	If requested by the Purchaser Parties, acting reasonably, the Silanis Companies shall notify the significant customer listed in Schedule 6.7(b) of the Disclosure Letter of any known breach or non-compliance with the terms and conditions of such customer’s agreement and shall seek a mutually acceptable remedy or waiver in respect thereof.

ARTICLE 7

ADDITIONAL COVENANTS REGARDING NON-SOLICITATION

7.1	Non-solicitation.

(a)	From and after the date of this Agreement with respect to any Person and until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated, the Silanis Companies shall not, directly or indirectly, through any representative, and shall not permit any such Person to:

(i)	initiate, solicit, assist, encourage others to solicit, or encourage, entertain, facilitate or take any other action designated to facilitate, directly or indirectly, any inquiries or the making of any proposal or offer with respect to an Acquisition Proposal accept any inquiry, proposal or offer that would constitute, or that could reasonably be expected to lead to, an Acquisition Proposal;

(ii)	participate in any discussions, negotiate with or enter into any agreement or understanding with, or provide any information relating to the Silanis Companies to, any other Person with respect to any inquiry, proposal or offer that would constitute, or that could reasonably be expected to lead to, an Acquisition Proposal;

(iii)	make a Change in Recommendation;

(iv)	accept, approve, endorse or recommend, or propose publicly to accept, approve, endorse or recommend, or take no position or remain neutral with respect to, any Acquisition Proposal, or enter into any agreement in respect of an Acquisition Proposal; or

(v)	terminate, amend, release or modify or knowingly and intentionally fail to enforce any provision of, or grant any permission, waiver or request under, any standstill, confidentiality or similar agreement entered into by any Silanis Company.

(b)	From and after the date of this Agreement and until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated, the Silanis Companies shall, and shall cause their representatives to, immediately cease and terminate, and cause to be terminated, any solicitation, encouragement, discussion or negotiations commenced prior to the date of this Agreement with any Person with respect to any inquiry, proposal or offer that would constitute an Acquisition Proposal, whether or not initiated by the Silanis Companies or any of their representatives, and the Silanis Companies will discontinue access to any other third party to any data rooms (virtual or otherwise) made available by and under the control of the Silanis Companies (and not establish or allow access to any other data rooms, virtual or otherwise or otherwise furnish information). The Silanis Companies shall immediately request, to the extent permitted under applicable confidentiality and standstill agreements (and exercise all rights they have to require) the return or destruction of all information provided to any third parties who have entered into a confidentiality and standstill agreement with the Silanis Companies relating to any potential Acquisition Proposal and shall use commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such confidentiality and standstill agreements. The Silanis Companies shall enforce the provisions of any confidentiality and standstill agreement to which any of them is a party, including by seeking injunctions to prevent any such breaches and to enforce specifically the terms and provisions thereof.

ARTICLE 8

CONDITIONS OF THE PLAN OF ARRANGEMENT

8.1	Conditions to the Obligations of each Party.

The obligations of the Silanis Companies and the Purchaser Parties to consummate the Arrangement and the other transactions contemplated by this Agreement and the Plan of Arrangement are subject to the satisfaction of the following conditions at or prior to the Effective Time, each of which may be waived in writing by the mutual consent of the Silanis Companies and the Purchaser Parties:

(a)	Corporation Arrangement Resolution. The Corporation Arrangement Resolution has been approved by the Corporation Securityholders in accordance with the Interim Order;

(b)	SIL Arrangement Resolution. The SIL Arrangement Resolution has been approved by the SIL Shareholders in accordance with the Interim Order;

(c)	Interim and Final Orders. The Interim Order and the Final Order each have been obtained on terms consistent with this Agreement, and shall not have been set aside or modified in a manner unacceptable to either the Silanis Companies or the Purchaser Parties, acting reasonably, on appeal or otherwise; and

(d)	No Legal Action. There shall be no Claim pending by any Governmental Entity or other Person that would prevent or delay the consummation of the Arrangement.

8.2	Conditions for the Benefit of the Purchaser Parties.

The obligation of the Purchaser Parties to consummate the Arrangement and the other transactions contemplated by this Agreement and the Plan of Arrangement is subject to the satisfaction of the following conditions precedent, each of which may be waived in writing in the sole discretion of the Purchaser Parties:

(a)	Truth of Representations and Warranties and Performance of Covenants. Each of:

(i)	The Silanis Companies’ Core Representations, Agent’s Core Representations and the representations and warranties of the Silanis Companies and Agent made pursuant to this Agreement that are qualified by a reference to materiality, material adverse change or Material Adverse Effect must be true and correct in all respects as of the Effective Date with the same force and effect as if such representations and warranties were made on and as of such date, provided, however, that if a representation and warranty speaks only as of a specific date, it only needs to be true and correct as of that date;

(ii)	the other representations and warranties of the Silanis Companies and Agent made pursuant to this Agreement must be true and correct in all material respects as of the Effective Date with the same force and effect as if such representations and warranties were made on and as of such date, provided, however, that if a representation and warranty speaks only as of a specific date, it only needs to be so true and correct as of that date; and

(iii)	the covenants contained in this Agreement to be fulfilled or performed by the Silanis Companies or Agent on or prior to Closing shall have been fulfilled or performed in all material respects;

and the Purchaser Parties shall have received a certificate confirming the foregoing, signed for and on behalf of each of the Silanis Companies and Agent by a senior officer or director of each of the Silanis Companies and Agent, in form and substance reasonably satisfactory to the Purchaser Parties (the “Silanis Companies’ Closing Certificate”). Upon delivery of such certificate, the representations and warranties of the Silanis Companies and Agent in Article 4 will be deemed to have been made on and as of the Effective Date with the same force and effect as if made on and as of such date.

(b)	No Material Adverse Effect. There shall not have been or occurred a Material Adverse Effect.

(c)	Dissent Rights. Dissent Rights shall not have been exercised in respect of 10% or more of either the Corporation Shares or the SIL Shares.

(d)	Required Consents. All Required Consents shall have been obtained.

(e)	Deliveries. At or prior to Closing, the Silanis Companies or Agent, as applicable, shall have delivered, or caused to have been delivered, to the Purchaser Parties the following:

(i)	duly executed Payoff Letters;

(ii)	the Silanis Companies’ Closing Certificate;

(iii)	the Ancillary Agreements duly executed by the parties thereto;

(iv)	resignation and release forms duly executed by each director of the Silanis Companies;

(v)	employment agreements duly executed by the Key Employees in form mutually satisfactory to the Purchaser Parties and such Key Employees; and

(vi)	such other certificates, assurances and documents as the Purchaser Parties may reasonably request on or prior to the Effective Date in order to effectuate the Closing.

8.3	Conditions for the Benefit of the Silanis Companies and Agent.

The obligation of the Silanis Companies to consummate the Arrangement and the other transactions contemplated by this Agreement and the Plan of Arrangement is subject to the satisfaction of the following conditions precedent, each of which may be waived in writing in the sole discretion of Agent:

(a)	Truth of Representations and Warranties and Performance of Covenants. Each of:

(i)	the Purchaser Parties’ Core Representations and the representations and warranties of the Purchaser Parties made pursuant to this Agreement that are qualified by a reference to materiality, material adverse change or material adverse effect must be true and correct in all respects as of the Effective Date with the same force and effect as if such representations and warranties were made on and as of such date;

(ii)	the other representations and warranties of the Purchaser Parties made pursuant to this Agreement must be true and correct in all material respects as of the Effective Date with the same force and effect as if such representations and warranties were made on and as of such date; and

(iii)	the covenants contained in this Agreement to be fulfilled or performed by the Purchaser Parties on or prior to the Effective Date shall have been fulfilled or performed in all material respects,

and Agent will have received a certificate confirming the foregoing, signed for and on behalf of each Purchaser by a senior officer or director of each Purchaser, in form and substance reasonably satisfactory to Agent (the “the Purchaser Parties’ Closing Certificate”). Upon delivery of such certificate, the representations and warranties of the Purchaser Parties in Article 5 will be deemed to have been made on and as of the Effective Date with the same force and effect as if made on and as of such date.

(b)	Deliveries. At or prior to Closing, the Purchaser Parties shall have delivered or caused to have been delivered to the Silanis Companies or Agent, as applicable, the following:

(i)	certified copies of (i) the Governing Documents of each Purchaser, and (ii) all required resolutions of the board of directors of each Purchaser approving the entering into and completion of the transaction contemplated by this Agreement;

(ii)	a certificate of status, compliance, good standing or like certificate with respect to each Purchaser Party issued by the appropriate government official of its jurisdiction of incorporation;

(iii)	the Purchaser Parties’ Closing Certificate;

(iv)	the Purchase Price in the manner set forth in Section 3.4;

(v)	the Ancillary Agreements duly executed by Amalco or the Purchaser Parties, as applicable; and

(vi)	such other certificates, assurances and documents as Agent may reasonably require on or prior to the Effective Date in order to effectuate the Closing.

8.4	Termination by the Purchaser Parties.

The Purchaser Parties may terminate this Agreement by notice in writing to Agent:

(a)	if Closing does not occur by the Outside Date;

(b)	if any of the conditions set forth in Sections 8.1 and 8.2 (other than those conditions which by their nature are to be satisfied by actions taken at the Closing) have not been fulfilled in all material respects on or prior to the Outside Date and the Purchaser Parties have not waived such condition on or prior to the Effective Date;

(c)	by the mutual written consent of the Parties; or

(d)	if prior to the approval of the Arrangement by the Securityholders, (i) the Boards fail to unanimously recommend, or withdraw, amend, modify or qualify in a manner that has substantially the same effect, or fail to reaffirm within five Business Days after having been requested in writing to do so by the Purchaser Parties, acting reasonably, the approval or recommendation of the Arrangement (it being understood that taking no position or a neutral position with respect to an Acquisition Proposal until the earlier to occur (A) five Business Days following the earlier of the receipt and the public announcement of such Acquisition Proposal, and (B) two Business Days prior to the Corporation Meeting or the SIL Meeting, as applicable, shall not be considered a Change in Recommendation), or (ii) the Boards approve, recommend or authorize the Silanis Companies to enter into a written agreement regarding any Acquisition Proposal; or (iii) the Silanis Companies publicly announce their intention to, or the Boards resolve, to do any of the foregoing (collectively, a “Change in Recommendation”);

in each case, provided, however, that the Purchaser Parties shall not be entitled to terminate this Agreement if the failure or impossibility of satisfaction of the condition was as a result of a breach by the Purchaser Parties of any of their obligations under this Agreement.

8.5	Termination by the Silanis Companies.

The Silanis Companies, may terminate this Agreement by notice in writing to the Purchaser Parties:

(a)	if Closing does not occur by the Outside Date;

(b)	if any of the conditions set forth in Sections 8.1 and 8.3 (other than those conditions which by their nature are to be satisfied by actions taken at the Closing) have not been fulfilled in all material respects on or prior to the Outside Date and the Silanis Companies have not waived such Condition on or prior to the Effective Date; or

(c)	by the mutual written consent of the Parties.

in each case, provided, however, that the Silanis Companies shall not be entitled to terminate this Agreement if the failure or impossibility of satisfaction of the condition was as a result of the breach by the Silanis Companies of any of its obligations under this Agreement.

8.6	Effect of Termination

Upon termination of this Agreement by a Party pursuant to this Section 8.4, all Parties shall be released from all of their respective obligations under this Agreement save and except for their respective obligations under Article 11 with respect to Damages in respect of breaches of this Agreement on or prior to the date of termination of this Agreement, Sections 12.3 (Announcements), 12.5 (Expenses), and 12.15 (Governing Law). In, addition, if this Agreement is terminated by a Party because of the breach of this Agreement by another Party or because one or more of the conditions to the terminating Party’s obligations under this Agreement is not satisfied as a result of the other Party’s failure to comply with its obligations under this Agreement, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired.

8.7	Satisfaction of Conditions.

If either Party waives compliance with any of the conditions, obligations or covenants contained in this Agreement, the waiver will be without prejudice to any of their rights of termination in the event of non-fulfillment, non-observance or non-performance of any other condition, obligation or covenant in whole or in part. The conditions precedent set out in Sections 8.1, 8.2 and 8.3 will be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director.

ARTICLE 9

CLOSING

9.1	Date and Time of Closing.

The completion of the transactions of purchase and sale contemplated by this Agreement shall take place on the Effective Date or on such other date and at such other time as may be agreed upon in writing among the Parties.

ARTICLE 10

POST-CLOSING COVENANTS

10.1	Books and Records.

For a period of six years from Closing, the Purchaser Parties shall maintain and, to the extent Agent has a legitimate purpose to review the same, make available to Agent the Books and Records related to pre-Closing periods (or, if practicable, the relevant points thereof) for inspection and copying. Agent shall furnish such undertaking as to confidentiality as the Purchaser Parties may reasonably require prior to receiving access to such Books and Records.

10.2	Further Assurances.

Each Party upon the request of the other, whether at or after the Closing, shall do, execute, acknowledge and deliver or cause to be done, executed, acknowledged or delivered all such further conveyances, transfers and other assurances as may be reasonably required to effectively transfer the Shares to Purchaser and carry out the intent of this Agreement.

10.3	Tax Matters.

(a)	Amended Tax Returns and Waivers. Neither the Purchaser Parties nor Amalco shall, without Agent’s prior written consent, (i) amend any Tax Return of the Silanis Companies for any periods or portions thereof ending on or before the Effective Date, or (ii) make or file any waiver, agreement or other document that extends the period during which a Governmental Entity may issue a tax assessment to the Silanis Companies for any periods or portions thereof ending on or before the Effective Date.

(b)

Filing of Tax Returns for Pre-closing Periods. The Purchaser Parties will cause Amalco to prepare and file all Tax Returns that are due after the Effective Date in respect of periods or portions thereof ending on or before the Effective Date, which

Tax Returns must be prepared and filed on a timely basis and, except as required under applicable Law, in a manner consistent with prior practice with respect to the treatment of specific items on the Tax Returns. The Purchaser Parties shall provide Agent with a draft of such income Tax Returns 30 days prior to the due date for filing such income Tax Returns with the appropriate taxing authorities. Agent shall have the right to review the draft of such income Tax Returns and the Purchaser Parties shall make such reasonable revisions to such income Tax Returns as are reasonably requested by Agent within 15 days of the receipt of such income Tax Returns by Agent.

(c)	Transfer of Options. The Purchaser Parties will cause Amalco to file an election under subsection 110(1.1) of the Tax Act and otherwise comply with such provision in a timely manner in respect of the transfer of the Options by the Optionholders to Amalco pursuant to Section 3.3 and the payment by Amalco of the Option Consideration. The Purchaser Parties will use their best commercial efforts to cause Amalco to issue amended Tax remuneration statements to the Optionholders following any adjustment of the Option Consideration pursuant to Section 3.3(c) or Section 3.3(d).

(d)	256(9) Election. Purchasers shall cause Amalco to file an election not to have subsection 256(9) of the Tax Act apply with respect to Closing.

(e)	Dividend Designation. If any of the Silanis Companies become liable for Taxes imposed pursuant to Part III.1 of the Tax Act as a result of designating dividends as eligible dividends prior to the Effective Date, the Purchaser Parties shall cause Amalco to make the election provided for in subsection 185.1(2) of the Tax Act in respect of any excessive eligible dividend designation so as to treat any excess amount as a separate taxable dividend. Each Shareholder who received such dividends prior to the Effective Date is hereby deemed to concur with the making of such election, and shall, forthwith upon the written request of the Purchaser Parties, take all steps and do all things required to make the election.

(f)	Section 338(g) Election. To the extent permitted by applicable Law, Parent, in its sole discretion, may cause the election provided under Section 338(g) of the United States Internal Revenue Code to be made with respect to the Silanis Companies in connection with the acquisition of the Shares pursuant to this Agreement. Parent shall provide written notice of the election as required under United States Treasury Regulations 1.338-2(e)(4) on or before the later of 120th day after Closing or the day on which Form 8023 is filed.

(g)	Voluntary Tax Disclosure. For greater certainty, Purchaser may enter into VDAs or amended Tax Returns with respect to, or otherwise address, any applicable Taxes (including Sales and Use Taxes) to the extent reasonably required by a Governmental Entity, in Purchaser’s discretion. Purchaser, its Affiliates and the Agent, on behalf of the Securityholders, shall cooperate in good faith in connection with the preparation of and addressing any such matter.

ARTICLE 11

INDEMNIFICATION

11.1	Survival of Representations and Warranties.

The representations and warranties contained in this Agreement (and the corresponding representations and warranties contained in the Closing Certificates) shall survive Closing and continue in full force and effect for a period of 12 months after the Effective Date, except that:

(a)	the Core Representations (and the corresponding representations and warranties contained in the Closing Certificates) shall survive Closing and continue in full force and effect for a period of six years after the Effective Date;

(b)	the representations and warranties set out in Section 4.1(n) (Tax Matters) (and the corresponding representations and warranties set out in the Silanis Companies’ Closing Certificate) shall survive Closing and continue in full force and effect until 60 days following the expiration of all periods during which any tax assessment may be issued by a Governmental Entity in respect of a taxation year to which the relevant representations and warranties extend (the “Tax Assessment Period”). A given Tax Assessment Period will be determined having regard to any consent, waiver, agreement or other document made or filed with the prior consent of Agent that extends the period during which a Governmental Entity may issue a tax assessment;

(c)	the representations and warranties set out in Section 4.2(j) (Intellectual Property) (and the corresponding representations and warranties set out in the Silanis Companies’ Closing Certificate) shall survive Closing and continue in full force and effect for a period of 48 months after the Effective Date; and

(d)	there is no limitation as to time for claims based on fraud or fraudulent misrepresentation.

11.2	Indemnification in favour of the Purchaser Parties by Securityholders.

Subject to the limitations set out in Section 11.5, each Securityholder shall jointly with the other Securityholders indemnify and save the Purchaser Parties, their Affiliates (including, following the Closing, Amalco), and each of their respective shareholders, directors, officers, employees, agents, representatives, successors and assigns (each, a “Purchaser Indemnified Party”) harmless of and from any Damages suffered by, imposed upon or asserted against a Purchaser Indemnified Party as a result of, in respect of, connected with, or arising out of, under, or pursuant to:

(a)	any failure by the Silanis Companies or Agent to perform or fulfill any of their covenants under this Agreement;

(b)	any breach or inaccuracy of any representation or warranty given by the Silanis Companies or Agent with respect to matters set out in Section 4.1 and Section 4.2 of this Agreement or the Silanis Companies’ Closing Certificate; and

(c)	any liabilities of the Silanis Companies for Taxes in connection with any period ending on or before the Closing.

11.3	Indemnification in favour of Securityholders by the Purchaser Parties.

Subject to the limitations set out in Section 11.5, the Purchaser Parties shall indemnify and save the Securityholders, their respective Affiliates, and each of their respective shareholders, representatives, successors and assigns (each, a “Securityholder Indemnified Party”) harmless of and from any Damages suffered by, imposed upon or asserted against a Securityholder Indemnified Party as a result of, in respect of, connected with, or arising out of, under or pursuant to:

(a)	any failure of the Purchaser Parties to perform or fulfill any of their covenants under this Agreement; and

(b)	any breach or inaccuracy of any representation or warranty given by the Purchaser Parties contained in this Agreement or the Purchaser Parties’ Closing Certificate.

11.4	Indemnification in Favour of the Securityholders by the other Securityholders.

Subject to the limitations set out in Section 11.5, following Closing, each Securityholder shall indemnify and save the other Securityholder Indemnified Parties harmless of and from any Damages suffered by, imposed upon or asserted against such Securityholder under this Article 11 as a result of, in respect of, connected with, or arising out of, under or pursuant to any breach or inaccuracy of any Individual Representation (and the corresponding representations and warranties contained in the Silanis Companies’ Closing Certificate).

11.5	Limitation on Damages.

(a)	An Indemnifying Party has no obligation or liability for indemnification or otherwise with respect to any breach or inaccuracy of any representation or warranty contained in this Agreement or the Closing Certificates after the end of the applicable time period specified in Section 11.1, except for claims relating to the representations and warranties that such Indemnifying Party has been notified of prior to the end of the applicable time period.

(b)	An Indemnifying Party has no obligation or liability for indemnification or otherwise with respect to any special, punitive or aggravated damages, unless such special, punitive or aggravated damages are awarded against an Indemnified Party in favour of a third party in final judgment.

(c)	No Indemnified Party is entitled to double recovery for the same Damages even though they may have resulted from the breach or inaccuracy of more than one of the representations, warranties, covenants and obligations of the Indemnifying Party in this Agreement, unless such double recovery is awarded against an Indemnified Party in favour of a third party in final judgment.

(d)	An Indemnifying Party has no obligation or liability for indemnification to the extent that the amount of Damages for which a claim of indemnification is made was taken into account in the determination of the final adjustment to the Purchase Price pursuant to Section 3.6(d).

(e)	The representations and warranties of the Silanis Companies with respect to the Shareholders in Section 4.1(f) (Title to Shares) and the obligations of each Securityholder in Section 11.2(b) to indemnify a Purchaser Indemnified Party for breaches or inaccuracies of such representations and warranties are given jointly by such Securityholder with respect to itself only, in accordance with and subject to the terms and conditions of this Agreement (the “Individual Representations”). Accordingly, each Securityholder will be solely liable to a Purchaser Indemnified Party for such Individual Representations as they pertain to such Securityholder, but not as they pertain to the other Securityholders, in accordance with and subject to the terms and conditions of this Agreement. The remainder of the representations and warranties and the obligations of each Securityholder in Section 11.2(b) to indemnify a Purchaser Indemnified Party for breaches or inaccuracies of such representations and warranties are given jointly (and not solidarily within the meaning of the Civil Code of Quebec) by each Securityholder with the other Securityholders in accordance with and subject to the terms and conditions of this Agreement (collectively, the “Joint Representations”). Accordingly, each Securityholder will be jointly liable to a Purchaser Indemnified Party for the amount of the Damages as a result of, in respect of, connected with, or arising out of, under or pursuant to any breach or inaccuracy of the Joint Representations up to such Securityholder’s allocated portion of such Damages, in accordance with and subject to the terms and conditions of this Agreement.

(f)	An Indemnifying Party has no liability or obligation with respect to any single claim or series of claims having the same nature or origin (for indemnification or otherwise) with respect to the matters described in Sections 11.2 and 11.3 unless the amount of the Damages with respect to such claim or series of claims is greater than $25,000; provided, however, that the limitation described in this Section 11.5(f) shall not apply to claims with respect to breaches or inaccuracies of any Core Representation. The amount of Damages with respect to any such claim for which an Indemnifying Party has no liability or obligation pursuant to the foregoing sentence shall not be taken into account in determining whether or not the total of all Damages meets the threshold amount under Section 11.5(g).

(g)	An Indemnifying Party has no liability or obligation to make any payment for Damages (for indemnification or otherwise) with respect to the matters described in Section 11.2(b) or Section 11.3(b), as applicable, until the total of all Damages with respect to such matters exceeds $340,000 at which point the Indemnifying Party is liable for the aggregate Damages and not only for the amount by which such Damages exceed $340,000, and up to the Indemnity Escrow Amount.

(h)	Section 11.5(g) does not apply to (i) indemnification claims with respect to the Core Representations, the representations and warranties set out in Section 4.1(n) (Tax Matters) and in each case the corresponding representations and warranties set out in the Silanis Companies’ Closing Certificate or the Purchaser Parties’ Closing Certificate, as applicable, (ii) claims based on fraud or fraudulent misrepresentation, or (iii) indemnification claims pursuant to Sections 11.2(a) and 11.2(c) against the Securityholders or Section 11.3(a) against the Purchaser Parties ((i), (ii) and (iii), collectively, the “Indemnity Exceptions”).

(i)	The maximum liability of each Securityholder for Damages relating to the Indemnity Exceptions applicable to the Securityholders shall not exceed the aggregate sum of the amounts allocated or payable to such Securityholder hereunder or under the Plan of Arrangement (including any portion of the Escrow Amounts and the Expense Reserve Holdback that would have been allocated or payable to such Securityholder had there not been any escrow). The maximum liability for the Purchaser Parties for Damages relating to the Indemnity Exceptions applicable to the Purchaser Parties shall not exceed the Purchase Price.

11.6	Limited Recourse.

(a)	To the extent any Damage incurred by any Purchaser Indemnified Party is subject to an obligation or liability for indemnification of the Securityholders under Section 11.2 (other than in respect of the Indemnity Exceptions), the Indemnity Escrow Amount shall be the sole and exclusive remedy and source of recovery of the Purchaser Indemnified Parties for such Damage (other than with respect to any extraordinary remedies such as specific performance and injunction that may be granted to the Purchaser Indemnified Parties by a court in exercising its discretion).

(b)	Except for any amounts relating to pending claims brought prior to the applicable release date (which amounts shall be released only following the resolutions of such pending claims), the Indemnity Escrow Amount shall be released as follows:

(i)	$4,250,000 (net of any amounts paid on account of claims brought under this article prior to such release) shall be released on the date that is 12 months following the Effective Date; and

(ii)	$4,250,000 (net of any amounts paid on account of claims brought under this article prior to such release) shall be released on the date that is 36 months following the Effective Date.

(c)	Once the Indemnity Escrow Amount has been exhausted or otherwise released from escrow pursuant to the Escrow Agreement, the indemnification rights and benefits of the Purchaser Indemnified Parties under Section 11.2(b) (other than in respect of the Indemnity Exceptions and the representations and warranties contained in Section 4.2(j) (Intellectual Property)) shall automatically terminate.

(d)	Notwithstanding anything to the contrary herein, nothing in this Agreement shall prevent a Party from seeking any extraordinary remedies that may be granted to such Party by a court in exercising its discretion (including, without limitation, injunctive relief and specific performance) in connection with any breach of this Agreement by any other Party.

11.7	Notification.

(a)	Subject to Section 11.7(d), if an Indemnified Party becomes aware of a Direct Claim, the Indemnified Party will promptly notify the Indemnifying Party in writing of the Direct Claim.

(b)	Subject to Section 11.7(d), if a Third Party Claim is instituted or asserted against an Indemnified Party, the Indemnified Party will promptly notify the Indemnifying Party in writing of the Third Party Claim. The notice must specify in reasonable detail, the identity of the Person making the Third Party Claim and, to the extent known, the nature of the Damages and the estimated amount needed to investigate, defend, remedy or address the Third Party Claim.

(c)	Notice to an Indemnifying Party under this Section 11.7 of a Direct Claim or a Third Party Claim is assertion of a claim for indemnification against the Indemnifying Party under this Agreement. Upon receipt of such notice, the provisions of Section 11.8 will apply to any Direct Claim, and the provisions of Section 11.9 will apply to any Third Party Claim.

(d)	Any notice for a claim for indemnification by a Purchaser Indemnified Party shall be given to Agent (acting for and on behalf of the Securityholders). No claim for indemnification may be asserted against an Indemnifying Party for breach or inaccuracy of any representation or warranty in this Agreement or the Closing Certificates, or any failure to perform any covenants or obligations contained in this Agreement, unless notice of such claim is received by the Indemnifying Party describing the facts and circumstances with respect to the subject matter of such claim on or prior to the date on which the representation, warranty, covenant or obligation on which such claim or action is based ceases to survive as set forth in this Agreement, irrespective of whether the subject matter of such claim shall have occurred before or after such date.

11.8	Direct Claims.

(a)	Following receipt of notice of a Direct Claim under Section 11.7, the Indemnifying Party has 30 days to investigate the Direct Claim and respond in writing. For purposes of the investigation, the Indemnified Party shall make available to the Indemnifying Party or its representatives the information relied upon by the Indemnified Party to substantiate the Direct Claim, together with such other information as the Indemnifying Party or its representatives may reasonably request.

(b)

If the Indemnifying Party (or Agent in the case of the Securityholders as the Indemnifying Party) disputes the validity or amount of the Direct Claim, the Indemnifying Party shall provide notice of the dispute to the Indemnified Party within the 30 day period specified in Section 11.8(a). The dispute notice must describe in reasonable detail the nature of the Indemnifying Party’s dispute. During the 30 day period immediately following receipt of a dispute notice by the Indemnified Party, the Indemnifying Party and the Indemnified Party shall attempt in good faith to resolve the dispute. If the Indemnifying Party and the Indemnified Party fail to resolve the dispute within that 30 day time period, the Indemnified Party is free to pursue all rights and remedies available to it, subject to this Agreement. If the Indemnifying Party fails to respond in writing to the Direct Claim within the 30 day period specified in Section 11.8(a), the Indemnifying Party is deemed to have rejected the Direct Claim, in which event the Indemnified Party is free to pursue all rights and remedies available to it, subject to this Agreement.

11.9	Defense of Third Party Claim

(a)	If any Claim shall be instituted or asserted by a third party against an Indemnified Party (each, a “Third Party Claim”), then the Indemnifying Party (or Agent in the case of the Securityholders) (the “Defending Party”) shall have the right, after receipt of the Indemnified Party’s notice under Section 11.7 and upon giving notice to the Indemnified Party within 30 days of such receipt, to defend the Third Party Claim (provided that the Defending Party shall not settle or compromise any Third Party Claim without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, conditioned or delayed, unless (i) the sole form of relief under such settlement or compromise is monetary damages which are paid in full by the Indemnifying Party, (ii) the terms of the proposed compromise or settlement include as an unconditional term thereof the giving to the Indemnified Party by the third party of a full, complete and unconditional release of the Indemnified Party (and its Affiliates) from all liability in respect of such Third Party Claim, and (iii) there is no finding or admission of (A) any violation of Law by the Indemnified Party (or any of its Affiliates) or (B) any violation of the rights of any Person by the Indemnified Party (or any of its Affiliates)), at its own cost and expense with counsel of its own selection, provided that:

(i)	the Indemnified Party (or Agent in the case of the Securityholders) shall at all times have the right to fully participate in the defence at its own expense, and the Indemnifying Party shall reasonably cooperate with the Indemnified Party in connection with such participation;

(ii)	the Third Party Claim seeks only monetary damages and does not seek any injunctive or other relief against the Indemnified Party; and

(iii)	legal counsel chosen by the Indemnifying Party is satisfactory to the Indemnified Party, acting reasonably.

(b)

If the Indemnifying Party fails within 30 days from receipt of the notice of a Third Party Claim to give notice of its intention to defend the Third Party Claim in accordance with this Section 11.9 or fails to subsequently pursue and diligently continue the defence of the Third Party Claim, then the Indemnifying Party shall be deemed to have waived its right to defend the Third Party Claim and the Indemnified Party shall have the right (but not the obligation) to undertake or to cause the Indemnifying Party to undertake the defence of the Third Party Claim and compromise and settle the Third Party Claim on behalf, for the account and at the risk and expense of the Indemnifying Party, provided that such Third Party Claim may not be settled or compromised by the Indemnified Party without the prior written consent of the Indemnifying Party, such consent not to be unreasonably withheld, conditioned or delayed.

(c)	Where the defence of a Third Party Claim is being undertaken and controlled by the Defending Party, the Indemnified Party will use its commercially reasonable efforts to make available to the Defending Party or its representatives those employees whose assistance, testimony or presence is necessary to assist the Defending Party in evaluating and defending any such claims.

(d)	With respect to any Third Party Claim, the Indemnified Party shall make available to the Defending Party or its representatives on a timely basis all documents, records and other materials in the possession of the Indemnified Party, reasonably required by the Defending Party for its use in defending any such claim and shall otherwise cooperate on a timely basis with the Defending Party in the defence of such claim.

11.10	Payments.

(a)	Any Damage which the Securityholders have an obligation to pay pursuant to Section 11.2(b) will first be paid from the Indemnity Escrow Amount.

(b)	Any payment made to a Purchaser Indemnified Party by or on behalf of the Shareholders, including from the Shareholders’ allocated portion of the Indemnity Escrow Amount pursuant to this Article 11 will constitute a dollar for dollar decrease of the Purchase Price, and any payment made to a Purchaser Indemnified Party by or on behalf of the Optionholders, including from the Optionholders’ allocated portion of the Indemnity Escrow Amount pursuant to this Article 11 will constitute a dollar for dollar decrease of the Option Consideration.

(c)	Any payment made by the Purchaser Parties to a Securityholder Indemnified Party will constitute a dollar for dollar increase of (i) the Purchase Price, to the extent such payment is made to or for the benefit of a Shareholder, or (ii) the Option Consideration, to the extent such payment is made to or for the benefit of an Optionholder, such increase in each case payable to the particular Securityholder to which such payment is made. Any payment made to an Optionholder under this Article 11 will be considered to have been made for and on behalf of Amalco and shall be made net of all withholding on account of Taxes required under applicable Law.

(d)	Agent, for and on behalf of the Securityholders, will be entitled to withhold an amount up to the equivalent of the amount of any Damage which any Securityholder has an obligation to pay pursuant to Section 11.4 from any amount owed to such Securityholder under this Agreement or the Plan of Arrangement and to pay any such withheld amount to the other Securityholders with indemnification rights or benefits pursuant to Section 11.4.

11.11  Duty to Mitigate.

Nothing in this Agreement in any way restricts or limits the general obligation at Law of an Indemnified Party to mitigate any Damage which it may suffer or incur by reason of the breach by an Indemnifying Party of any representation, warranty, covenant or obligation of the Indemnifying Party under this Agreement. If any claim can be reduced by any recovery under or pursuant to any existing insurance coverage of the Purchaser Indemnified Party or the Securityholder Indemnified Party, as the case may be, such Party shall take all reasonable steps (which does not include instituting any legal proceedings) to enforce such recovery, and any such recovery (net of the collection costs thereof) shall reduce accordingly the Damages recoverable from the Indemnifying Party; provided, that no Indemnified Party shall be required to seek recovery for such Damages from any such insurance coverage prior to seeking recovery for such Damages from the Indemnifying Party pursuant to this Article 11.

11.12  Failure to Give Timely Notice.

A failure to give timely notice as provided in this Article 11 shall not affect the rights or obligations of any Party except and only to the extent that any Party which was entitled to receive such notice sustained a Damage as a result of such failure.

ARTICLE 12

MISCELLANEOUS

12.1	Notices.

Any notice, direction or other communication given under this Agreement each, a “Notice”) shall be in writing and given by delivering it by personal delivery or courier or sending it by electronic mail, and addressed:

(a)	if to the Silanis Companies before Effective Date, at:

8200 Décarie Blvd.

Suite 300

Saint-Laurent QC H4P 2P5

Attention: Tommy Petrogiannis

Email:       tommy_petrogiannis@silanis.com

Attention : Matthew E. Lane

Email :       matt_lane@silanis.com

with a copy to:

Stikeman Elliott LLP

1155 René-Lévesque Blvd. West

40th Floor

Montreal, Québec H3B 3V2

Attention: Peter Castiel

Email:      pcastiel@stikeman.com

(b)	if to Agent, at:

8200 Décarie Blvd.

Suite 300

Saint-Laurent QC H4P 2P5

Attention: Tommy Petrogiannis

Email:      tommy_petrogiannis@silanis.com

Attention : Matthew E. Lane

Email :      matt_lane@silanis.com

(c)	if to the Purchaser Parties or Amalco after Effective Date, at:

Vasco Data Security International, Inc.

1901 South Meyers Road, Suite 210

Oakbrook Terrace, 60181, Illinois

United States of America

Attention: Chief Executive Officer

                 T. Kendall Hunt

Email:      Kendall.Hunt@vasco.com

with a copy to:

Baker & McKenzie LLP

Brookfield Place

Bay/Wellington Tower

181 Bay Street, Suite 2100

Toronto, Ontario M5J 2T3

Attention: Charlie MacCready

Email:      charlie.maccready@bakermckenzie.com

A Notice is deemed to be given and received (i) if sent by personal delivery or courier, on the date of delivery if it is a Business Day and the delivery was made prior to 5:00 p.m. (local time in place of receipt) and otherwise on the next Business Day, or (ii) if sent by electronic mail, on the Business Day following the date of transmission. A Party may change its address for service or agent for service from time to time by providing a Notice in accordance with the foregoing. Any subsequent Notice must be sent to the Party at its changed address. Any element of a Party’s address that is not specifically changed in a Notice will be assumed not to be changed. Sending a copy of a Notice to a Party’s legal counsel as contemplated above is for information purposes only and does not constitute delivery of the Notice to that Party. The failure to send a copy of a Notice to legal counsel does not invalidate delivery of that Notice to a Party.

12.2	Time of the Essence.

Time shall be of the essence of this Agreement.

12.3	Announcements.

Unless required by Law or by a Governmental Entity, no press release, public statement or announcement or other public disclosure with respect to this Agreement or the transactions contemplated in this Agreement or in the Plan of Arrangement may be made except with the prior written consent and joint approval of the Silanis Companies and the Purchaser Parties. Where the public disclosure is required by Law or by a Governmental Entity, the Party required to make the public disclosure will use its commercially reasonable efforts to obtain the approval of the other Parties as to the form, nature and extent of the disclosure, which approval shall not be unreasonably withheld or delayed. Notwithstanding anything to the contrary in this Section 12.3, the Parties expressly acknowledge and agree that Parent will file a copy of this Agreement with the United States Securities and Exchange Commission concurrent with the filing of its Form 8-K report announcing the execution of this Agreement.

12.4	Third Party Beneficiaries.

Except for the Purchaser Indemnified Parties and for the Securityholder Indemnified Parties, the Parties intend that this Agreement will not benefit or create any right or cause of action in favour of any Person, other than the Parties (including in accordance with Section 2.9, the Securityholders) and their respective heirs, administrators, executors, legal representatives, successors and permitted assigns.

12.5	Expenses.

Except as otherwise expressly provided in this Agreement, each Party will pay for its own costs and expenses incurred in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement and the Plan of Arrangement. The fees and expenses referred to in this Section 12.5 are those which are incurred in connection with the negotiation, preparation, execution and performance of this Agreement, and the transactions contemplated by this Agreement and the Plan of Arrangement, including the fees and expenses of legal counsel, investment advisors and accountants.

12.6	Appointment of Agent.

(a)	In order to administer efficiently the determination of certain matters under this Agreement and the Plan of Arrangement, Agent, by virtue of the approval of the Plan of Arrangement, is irrevocably constituted and appointed the exclusive and lawful agent and attorney-in-fact for the Securityholders with respect to all matters under this Agreement, the Plan of Arrangement and the Escrow Agreement, including to act for and on behalf of the Securityholders in connection with any claim for indemnification under Article 11 (Indemnification). Agent hereby accepts such appointment and undertakes to act in the best interest of the Securityholders in the fulfillment of its role as Agent. The Agent shall not take any action that will adversely affect one Securityholder disproportionally from the others.

(b)	Without limiting the generality of the foregoing, Agent shall have full power and authority acting in each Securityholder’s name, place and stead, and on its behalf, to make all decisions and take all actions relating to the Securityholders’ respective rights (except for Dissent Rights, as applicable), obligations and remedies under this Agreement, the Plan of Arrangement and the Escrow Agreement, including to (i) receive and make payments, (ii) receive and send notices or other communications (including notices of termination and any notices in connection with any claim for indemnification under Article 11 (Indemnification)), (iii) receive, sign and deliver documents, including any ancillary agreements (except for the Shareholders’ respective rights to sign a support agreement), waivers, certificates and all other documents that Agent deems necessary or appropriate, (iv) receive, sign and deliver amendments or modifications to such documents, (v) exercise, enforce or waive rights or conditions, (vi) give releases and discharges, (vii) make claims for indemnification on behalf of the Securityholders, (viii) defend against any claim for indemnification by any Purchaser Indemnified Party and any Third Party Claim in respect of which a claim for indemnification has been made, (ix) receive service of process in connection with all claims under this Agreement, the Plan of Arrangement and the Escrow Agreement, (x) provide instructions under the Escrow Agreement, and (xi) make all decisions relating to the determination of the Net Working Capital and the Net Indebtedness and any adjustment to the Purchase Price. Agent may take all other actions which are reasonably incidental to these powers or may otherwise be required or advisable in connection with the consummation of the Arrangement and the other transactions contemplated by this Agreement, the Plan of Arrangement and the Escrow Agreement.

(c)	Except in respect of the right of Shareholders to exercise Dissent Rights in accordance with Section 4.1 of the Plan of Arrangement and the Shareholders’ respective rights to sign a support agreement, all references in this Agreement and the Escrow Agreement to decisions, actions, notices, consents or instructions to be taken or given by the Securityholders or any one of them, as the case may be, shall be deemed taken or given by the Securityholders or any one of them, as the case may be, if such decisions, actions, notices, consents or instructions are taken or given by Agent and any such decision, action, notice, consent and instruction shall be final, binding and conclusive upon all Securityholders. All references in this Agreement and the Escrow Agreement to decisions, actions, notices, consents and instructions to be taken or given by the Purchaser Parties and directed to all Securityholders or any one of them, as the case may be, shall be deemed directed to all Securityholders or any one of them, as the case may be, if such decisions, actions, notices, consents or instructions are directed by the Purchaser Parties to Agent.

(d)	Notwithstanding anything to the contrary set forth herein, no payment, notice, communication, receipt, signature or delivery of documents, amendment or modification of such documents, exercise, enforcement or waiver of rights or conditions, release or discharge, claim for indemnification, defence, service of process, instruction, decision or other action shall be ineffective by reason only of it having been made or given to or by a Securityholder, as the case may be, directly if the Purchaser Parties and such Securityholder consent by virtue of not objecting to such dealings without the intermediary of Agent.

(e)	the Purchaser Parties shall be entitled to deal only with Agent in respect of all matters related to the Securityholders under this Agreement, the Plan of Arrangement and the Escrow Agreement, including to (i) receive and make payments, (ii) receive and send notices or other communications (including notices of termination and any notices in connection with any claim for indemnification under Article 11), (iii) receive, sign and deliver documents, including any ancillary agreements, waivers, certificates and all other documents that the Purchaser Parties deem necessary or appropriate, (iv) receive, sign and deliver amendments or modifications to such documents, (v) exercise, enforce or waive rights or conditions, (vi) give releases and discharges, (vii) make claims for indemnification against the Securityholders, (viii) defend against any claim for indemnification by any Securityholder Indemnified Party, (ix) receive service of process in connection with all claims under this Agreement, the Plan of Arrangement and the Escrow Agreement, (x) provide instructions under the Escrow Agreement, and (xi) make all decisions relating to the determination of the Net Working Capital and the Net Indebtedness and any adjustment to the Purchase Price. The Purchaser Parties shall be entitled to rely upon any decision, action, notice, consent or instruction provided to the Purchaser Parties by Agent acting within the scope of its authority.

(f)	Agent shall establish an Expense Reserve Holdback to be deposited in an interest-bearing account (or other interest-bearing instruments or deposits as selected by Agent, in its sole discretion). Agent shall maintain the Expense Reserve Holdback for as long as Agent deems necessary or appropriate and upon completion of performing its duties and functions under this Agreement and the Plan of Arrangement, shall pay to the Securityholders any remaining portion of the Expense Reserve Holdback.

(g)	Agent shall, at the expense of the Securityholders, be entitled to engage such counsel, experts and other agents and consultants as Agent shall deem necessary in connection with exercising its duties and performing its functions hereunder and (in the absence of bad faith on the part of Agent) shall be entitled to conclusively rely on the opinions and advice of such Persons. Agent shall have no liability to any of the Securityholders for any actions taken by it in good faith in its capacity as Agent (and any action done or omitted pursuant to advice of counsel, expert or other agent or consultant shall be conclusive evidence of such good faith). Each Securityholder shall jointly (and not solidarily) indemnify Agent and hold Agent harmless against any Damages and shall reimburse Agent for any out-of-pocket expenses incurred without gross negligence or bad faith on the part of Agent and arising out of or in connection with the acceptance or administration of Agent’s duties and functions hereunder, including each Securityholder’s respective share of the reasonable fees and expenses of any counsel, expert or other agent or consultant retained by Agent in each case to the extent that the amount then held in the Expense Reserve Holdback is not sufficient for such purpose.

(h)	The provisions of this Section 12.6 are independent and severable, are irrevocable and shall be enforceable notwithstanding any rights or remedies that any Securityholder may have in connection with the transactions contemplated by this Agreement and the Plan of Arrangement.

12.7   Performance of Purchaser.

Parent hereby irrevocably guarantees, and covenants and agrees to be solidarily liable with Purchaser, as principal obligor, for the due and punctual performance of each and every obligation of Purchaser under or relating to this Agreement and the transactions contemplated by this Agreement. Parent shall cause Purchaser to comply with all of Purchaser’s obligations under or relating to the Arrangement and the transactions contemplated by this Agreement.

12.8   Amendments.

This Agreement may only be amended, supplemented or otherwise modified by written agreement signed by all of the Parties, such consent not to be unreasonably withheld.

12.9   Waiver.

No waiver of any of the provisions of this Agreement or any Ancillary Agreement will constitute a waiver of any other provision (whether or not similar). No waiver will be binding unless executed in writing by the Party to be bound by the waiver. A Party’s failure or delay in exercising any right under this Agreement will not operate as a waiver of that right. A single or partial exercise of any right will not preclude a Party from any other or further exercise of that right or the exercise of any other right.

12.10  Non-Merger.

Except as otherwise expressly provided in this Agreement, the covenants, representations and warranties shall not merge on and shall survive the Closing and, notwithstanding such Closing and any investigation made by or on behalf of any Party, shall continue in full force and effect.

12.11  Entire Agreement.

This Agreement together with the Disclosure Letter and the agreements referred to herein constitutes the entire agreement between the Parties with respect to the transactions contemplated in this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, of the Parties. There are no representations, warranties, covenants, conditions or other agreements, express or implied, collateral, statutory or otherwise, between the Parties in connection with the subject matter of this Agreement except as specifically set forth herein and neither Party has relied or is relying on any other information, discussion or understanding in entering into and completing the transactions contemplated in this Agreement or the Plan of Arrangement.

12.12	Successors and Assigns.

(a)	This Agreement is binding upon and enures to the benefit of the Parties and their respective successors and permitted assigns.

(b)	Neither this Agreement nor any of the rights or obligations under this Agreement may be assigned, transferred or delegated, in whole or in part, by any Party without the prior written consent of the other Parties. Any purported assignment, transfer or delegation without such written consent will be null and void and of no effect.

(c)	Upon effecting an assignment, transfer or delegation in accordance with this Section 12.12, the Party assigning, transferring or delegating will not be released from its obligations under this Agreement unless it obtains the prior written consent of the other Parties, which consent must not be unreasonably withheld.

12.13	Inconsistency.

This Agreement shall override the Exhibits and Schedules annexed hereto to the extent of any inconsistency.

12.14	Severability.

If any provision of this Agreement shall be determined by an arbitrator or any court of competent jurisdiction to be illegal, invalid or unenforceable, that provision shall be severed from this Agreement and the remaining provisions shall continue in full force and effect.

12.15	Governing Law.

This Agreement shall be governed by and interpreted and enforced in accordance with the Laws of the Province of Quebec and the federal Laws of Canada applicable therein. Each Party irrevocably attorns and submits to the exclusive jurisdiction of the Quebec courts situated in the City of Montreal and waives objection to the venue of any proceeding in such court or that such court provides an inconvenient forum.

12.16	Counterparts.

This Agreement may be executed in any number of counterparts (including counterparts by facsimile) and all such counterparts taken together shall be deemed to constitute one and the same instrument.

12.17	Language.

The Parties have agreed that this Agreement as well as any Notice, document or instrument relating to it be drawn up in English only but without prejudice to any such Notice, document or instrument which may from time to time be drawn up in French only or in both French and English. Les parties aux présentes ont convenu que la présente convention ainsi que tous autres avis, actes ou documents s’y rattachant soient rédigés en anglais seulement mais sans préjudice à tous tels avis, actes ou documents qui pourraient à l’occasion être rédigés en français seulement ou à la fois en anglais et en français.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have executed this Agreement on the date first above mentioned.

AGENT

SILANIS AGENT INC.

Per:	/s/ Tommy Petrogiannis
Name: Tommy Petrogiannis Title: President

CORPORATION

SILANIS TECHNOLOGY INC.

Per:	/s/ Tommy Petrogiannis
Name: Tommy Petrogiannis Title: CEO

SIL

SILANIS INTERNATIONAL LIMITED

Per:	/s/ Tommy Petrogiannis
Name: Tommy Petrogiannis Title: Director

SCI

SILANIS CANADA INC.

Per:	/s/ Matthew Lane
Name: Matthew Lane Title: Director

PURCHASER

685102 N.B. INC.

Per:	/s/ T. Kendall Hunt
Name: T. Kendall Hunt Title: President

PARENT

VASCO DATA SECURITY INTERNATIONAL, INC.

Per:	/s/ T. Kendall Hunt
Name: T. Kendall Hunt Title: CEO